SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2025
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Table of Contents Company Information Capital Breakdown 1 Individual Financial Statements Statement of Financial Position - Assets 2 Statement of Financial Position - Liabilities 3 Statement of Profit or Loss 4 Statement of Comprehensive Income 5 Statement of Cash Flows (Indirect Method) 6 Statement of Changes in Equity Statement of Changes in Equity - 01/01/2025 to 09/30/2025 8 Statement of Changes in Equity - 01/01/2024 to 09/30/2024 9 Statement of Value Added 10 Consolidated Financial Statements Statement of Financial Position - Assets 11 Statement of Financial Position - Liabilities 12 Statement of Profit or Loss 13 Statement of Comprehensive Income 14 Statement of Cash Flows (Indirect Method) 15 Statement of Changes in Equity Statement of Changes in Equity - 01/01/2025 to 09/30/2025 17 Statement of Changes in Equity - 01/01/2024 to 09/30/2024 18 Statement of Value Added 19 Comments on the Company’s Performance 20 Notes to the Quarterly Information 28 Reports and Statements Unqualified Report on the Special Review 94 Executive Officer’s Statement on the Financial Statements 95 Executive Officer’s Statement on the Report of Independent Registered Public Accounting Firm 96 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Company Information / Capital Breakdown Number of Shares Current Quarter (Units) 09/30/2025 Paid-up Capital Common 683,509,868 Preferred 1 Total 683,509,869 Treasury Shares Common 0 Preferred 0 Total 0 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements/ Statement of Financial Position – Assets (in thousands of reais) Account Code Account Description Current Quarter 09/30/2025 Previous Year 12/31/2024 1 Total Assets 95,982,957 80,978,272 1.01 Current Assets 17,019,835 10,598,757 1.01.01 Cash and Cash Equivalents 4,966,999 1,681,204 1.01.02 Financial Investments 6,668,814 3,694,029 1.01.03 Accounts Receivable 4,760,763 4,207,466 1.01.03.01 Trade Receivables 4,476,223 3,887,952 1.01.03.02 Other Receivables 284,540 319,514 1.01.03.02.01 Related-Party Balances 284,540 319,514 1.01.04 Inventories 28,536 10,524 1.01.06 Taxes Recoverable 425,741 800,797 1.01.08 Other Current Assets 168,982 204,737 1.01.08.03 Others 168,982 204,737 1.01.08.03.01 Restricted Cash 55,481 37,715 1.01.08.03.02 Derivative financial instruments 0 67,440 1.01.08.03.20 Other Assets 113,501 99,582 1.02 Non-Current Assets 78,963,122 70,379,515 1.02.01 Long-Term Assets 32,054,871 24,927,066 1.02.01.03 Financial Investments Valued at the Amortized Cost 0 769,057 1.02.01.04 Accounts Receivable 256,057 327,798 1.02.01.04.01 Trade Receivables 256,057 327,798 1.02.01.09 Receivables from Related Parties 882,029 908,875 1.02.01.10 Other Non-Current Assets 30,916,785 22,921,336 1.02.01.10.04 Escrow Deposits 130,781 139,222 1.02.01.10.05 Water and Basic Sanitation National Agency - ANA 2,157 1,993 1.02.01.10.06 Contract Assets 11,401,090 4,872,410 1.02.01.10.07 Financial Assets 19,348,193 17,601,626 1.02.01.10.20 Other Assets 34,564 306,085 1.02.02 Investments 413,974 262,433 1.02.02.01 Equity Interests 399,530 215,803 1.02.02.02 Investment properties 14,444 46,630 1.02.03 Property, plant, and equipment 668,987 561,548 1.02.04 Intangible assets 45,825,290 44,628,468 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements/ Statement of Financial Position - Liabilities (in thousands of reais) Account Code Account Description Current Quarter 09/30/2025 Previous Year 12/31/2024 2 Total Liabilities 95,982,957 80,978,272 2.01 Current Liabilities 14,434,328 11,968,321 2.01.01 Social and Labor obligations 1,120,534 1,286,193 2.01.02 Trade Payables 1,523,474 768,371 2.01.03 Tax Obligations 733,704 589,110 2.01.04 Borrowings and Financings 5,797,790 3,133,850 2.01.05 Other Obligations 3,927,261 4,644,613 2.01.05.02 Others 3,927,261 4,644,613 2.01.05.02.01 Dividends and Interest on Equity Payable 1,532 2,275,890 2.01.05.02.04 Services Payable 2,250,981 1,434,998 2.01.05.02.07 Public-Private Partnership - PPP 465,028 452,323 2.01.05.02.10 Performance Agreements 222,642 287,109 2.01.05.02.11 Deferred PIS/Cofins 74,117 0 2.01.05.02.12 Derivative financial instruments 714,842 0 2.01.05.02.20 Other Obligations 198,119 194,293 2.01.06 Provisions 1,331,565 1,546,184 2.02 Non-current Liabilities 38,838,354 32,081,897 2.02.01 Borrowings and Financings 29,258,757 22,124,447 2.02.02 Other Obligations 6,362,539 6,400,064 2.02.02.02 Others 6,362,539 6,400,064 2.02.02.02.04 Social Security Obligations 1,949,210 1,931,145 2.02.02.02.06 Public-Private Partnership - PPP 2,857,070 2,853,896 2.02.02.02.09 Deferred PIS/Cofins 1,117,146 1,117,804 2.02.02.02.10 Performance Agreements 100,608 137,441 2.02.02.02.20 Other Obligations 338,505 359,778 2.02.03 Deferred taxes 2,737,586 2,661,891 2.02.03.01 Deferred Income Tax and Social Contribution 2,737,586 2,661,891 2.02.04 Provisions 479,472 895,495 2.03 Equity 42,710,275 36,928,054 2.03.01 Paid-Up Capital 18,400,000 15,000,000 2.03.02 Capital Reserves 5,927 0 2.03.04 Profit Reserves 18,247,715 21,647,715 2.03.04.01 Legal Reserve 2,343,583 2,343,583 2.03.04.10 Investment Reserve 15,904,132 19,304,132 2.03.05 Retained Earnings/ Accumulated Losses 5,776,619 0 2.03.06 Equity Valuation Adjustments 280,014 280,339 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements/ Income Statement (in thousands of reais) Account Code Account Description Current Quarter 07/01/2025 to 09/30/2025 Accrued from the Current Year 01/01/2025 to 09/30/2025 Same Quarter of the Previous Year 07/01/2024 to 09/30/2024 Accrued for the Previous Year 01/01/2024 to 09/30/2024 3.01 Revenue from Sales and/or Services 9,413,305 26,784,086 14,986,700 28,278,265 3.02 Cost of Sales and/or Services -6,422,133 -16,525,660 -3,981,574 -11,811,508 3.03 Gross Profit 2,991,172 10,258,426 11,005,126 16,466,757 3.04 Operating Expenses/Income -455,603 -1,533,455 -1,151,412 -2,747,144 3.04.01 Selling Expenses 186,320 -444,516 -338,223 -1.036,509 3.04.01.01 Selling Expenses -166,088 -473,402 -198,230 -634,353 3.04.01.02 Allowance for Doubtful Accounts 352,408 28,886 -139,993 -402,156 3.04.02 General and Administrative Expenses -598,267 -1,119,630 -649,713 -1.571,190 3.04.04 Other Operating Income 1,441 62,432 17,520 41,991 3.04.05 Other Operating Expenses -56,405 -69,958 -187,207 -197,780 3.04.06 Equity Accounting 11,308 38,217 6,211 16,344 3.05 Income Before Financial Result and Taxes 2,535,569 8,724,971 9,853,714 13,719,613 3.06 Financial Result 703,806 -9,292 -521,250 -1,310,729 3.07 Profit before Taxes on Income 3,239,375 8,715,679 9,332,464 12,408,884 3.08 Income Tax and Social Contribution -1,080,810 -2,939,060 -3,220,581 -4,264,240 3.08.01 Current -1,370,181 -2,863,350 -433,782 -1,510,116 3.08.02 Deferred 289,371 -75,710 -2,786,799 -2,754,124 3.09 Net Income from Continuing Operations 2,158,565 5,776,619 6,111,883 8,144,644 3.11 Profit/Loss for the Period 2,158,565 5,776,619 6,111,883 8,144,644 3.99 Earnings per Share - (Reais/Share) 3.99.01 Basic Earnings per Share 3.99.01.01 Common Shares (ON) 3.16 8.45 8.94 11.92 3.99.02 Diluted Earnings per Share 3.99.02.01 Common Shares (ON) 3.16 8.45 8.94 11.92 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements/ Statement of Comprehensive Income (in thousands of reais) Account Code Account Description Current Quarter 07/01/2025 to 09/30/2025 Accrued from the Current Year 01/01/2025 to 09/30/2025 Same Quarter of the Previous Year 07/01/2024 to 09/30/2024 Accrued for the Previous Year 01/01/2024 to 09/30/2024 4.01 Net Income for the Period 2,158,565 5,776,619 6,111,883 8,144,644 4.02 Other Comprehensive Income -104,582 -325 0 0 4.02.02 Accumulated gains and (losses) on cash flow hedges, net of taxes -104,307 -28 0 0 4.02.03 Cumulative Translation Adjustments -275 -297 0 0 4.03 Comprehensive Income for the Period 2,053,983 5,776,294 6,111,883 8,144,644 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements/ Statement of Cash Flows (Indirect Method) (in thousands of reais) Account Code Account Description YTD Current Year 01/01/2025 to 09/30/2025 YTD Previous Year 01/01/2024 to 09/30/2024 6.01.01 Cash Generated from Operations 10,326,542 8,117,827 6.01.01.01 Profit before Income Tax and Social Contribution 8,715,679 12,408,884 6.01.01.02 Provisions and Inflation Adjustments on Provisions -350,778 651,916 6.01.01.03 Adjustment to market value of borrowings and financing (fair value hedge) -18,505 0 6.01.01.04 Financial Charges from Customers -353,169 -363,520 6.01.01.05 Residual Value of Property, Plant and Equipment, Intangible Assets and Investment Properties Written-off 65,835 5,750 6.01.01.06 Depreciation and Amortization 1,658,307 2,152,413 6.01.01.07 Interest Calculated on Borrowings and Financing Payable 1,759,225 1,165,164 6.01.01.08 Inflation Adjustment and Exchange gains (losses) on Borrowings and Financing -349,813 400,274 6.01.01.09 Interest and inflation adjustments, net -2,449,203 -133,572 6.01.01.10 Allowance for Doubtful Accounts -28,886 -402,156 6.01.01.11 Provision for Consent Decree (TAC), Knowledge Retention Program (KRP) and Incentivized Dismissal Program - IDP and Voluntary Dismissal Program - VDP 462,130 -261,362 6.01.01.12 Equity Accounting -38,217 -16,344 6.01.01.13 Interest and inflation adjustment (PPP) 375,844 392,251 6.01.01.14 Other Adjustments 10,693 14,560 6.01.01.15 Municipal transfers 438,755 187,155 6.01.01.16 Construction Margin on Intangible Assets Resulting from Concession Agreements 0 -93,038 6.01.01.17 Pension plan obligations 204,559 146,617 6.01.01.18 Derivative Financial Instruments 968,361 -133,154 6.01.01.19 Deferred PIS and Cofins on financial assets of the concession 102,325 815,836 6.01.01.20 Update of financial asset of the concession -846,600 -8,819,847 6.01.02 Changes in Assets and Liabilities 906.672 -485,018 6.01.02.01 Trade Receivables 1,386,365 659,383 6.01.02.02 Related-party balances and transactions 92,948 31,841 6.01.02.03 Inventories 15,034 -11,874 6.01.02.04 Taxes Recoverable 464,475 310,921 6.01.02.05 Other Assets 87,532 -117,553 6.01.02.06 Escrow Deposits 17,974 49,949 6.01.02.08 Trade payables and contractors 755,103 -438,317 6.01.02.09 Labor and social obligations -627,789 58,616 6.01.02.10 Pension plan Obligations -186,494 -183,194 6.01.02.11 Taxes and Contributions payable -970,484 -401,462 6.01.02.12 Services Payable 377,228 -124,593 6.01.02.13 Other Obligations -196,490 -200,013 6.01.02.14 Provisions -279,864 -137,225 6.01.02.15 Deferred PIS/Cofins -28,866 18,503 6.01.03 Others -3,910,773 -2,901,899 6.01.03.01 Interest Paid -2,162,503 -1,551,550 6.01.03.02 Income Tax and Social Contribution Paid -1,748,270 -1,350,349 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements/ Statement of Cash Flows (Indirect Method) (in thousands of reais) Account Code Account Description Accrued from the Current Year 01/01/2025 to 09/30/2025 Accrued for the Previous Year 01/01/2024 to 09/30/2024 6.02.01 Acquisition of contract assets, intangible assets and property, plant and equipment -9,656,446 -5,945,701 6.02.03 Investments 7,657 -40,234 6.02.04 Restricted Cash -24,546 25,348 6.02.06 Financial investments - Investment -21,371,138 -5,206,300 6.02.07 Financial investments - Redemption 19,294,042 6,415,865 6.02.08 Financial investments - Noncurrent 776,497 -753,137 6.03.01 Funding 12,025,562 5,630,451 6.03.02 Amortizations -2,167,345 -1,862,689 6.03.03 Payment of Interest on Equity -2,363,777 -928,851 6.03.04 Public-Private Partnership - PPP -359,965 -437,184 6.03.05 Program Agreements Commitments 0 -35,462 6.03.06 Derivative financial instruments – (Paid)/received -197,187 -38,096 6.05 Increase (Decrease) in Cash and Cash Equivalents 3,285,795 1,554,920 6.05.01 Opening Balance of Cash and Cash Equivalents 1,681,204 838,338 6.05.02 Closing Balance of Cash and Cash Equivalents 4,966,999 2,393,258 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements / Statement of Changes in Equity - 01/01/2025 to 09/30/2025 (in thousands of reais) Account Code Account Description Paid-up Capital Capital Reserves, Options Granted and Treasury Shares Income Reserves Retained Earnings or Accrued Losses Other Comprehensive Income Shareholders’ Equity 5.01 Opening Balances 15,000,000 0 21,647,715 0 280,339 36,928,054 5.02 Previous Year Adjustments 0 0 0 0 0 0 5.03 Adjusted Opening Balances 15,000,000 0 21,647,715 0 280,339 36,928,054 5.04 Capital Transactions with Shareholders 0 0 0 0 0 0 5.05 Total Comprehensive income 0 0 0 5,776,619 -325 5,776,294 5.05.01 Net Income for the Period 0 0 0 5,776,619 0 5,776,619 5.05.02 Other Comprehensive Income 0 0 0 0 -325 -325 5.05.02.04 Cumulative Translation Adjustment for the Period 0 0 0 0 -297 -297 5.05.02.07 Gains and losses on financial instruments 0 0 0 0 -28 -28 5.06 Internal Changes in Equity 3,400,000 5,927 -3,400,000 0 0 5,927 5.06.01 Recognition of Reserves 0 5,927 0 0 0 5,927 5.06.04 Capital increase 3,400,000 0 -3,400,000 0 0 0 5.07 Closing Balances 18,400,000 5,927 18,247,715 5,776,619 280,014 42,710,275 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements/ Statement of Changes in Equity - 01/01/2024 to 09/30/2024 (in thousands of reais) Account Code Account Description Paid-up Capital Capital Reserves, Options Granted and Treasury Shares Income Reserves Retained Earnings or Accumulated Losses Other Comprehensive Income Shareholders’ Equity 5.01 Opening Balances 15,000,000 0 14,711,014 0 146,362 29,857,376 5.02 Previous Year Adjustments 0 0 0 0 0 0 5.03 Adjusted Opening Balances 15,000,000 0 14,711,014 0 146,362 29,857,376 5.04 Capital Transactions with Shareholders 0 0 -93,048 0 0 -93,048 5.04.08 Supplemental Minimum Dividends - Approved 0 0 -93,048 0 0 -93,048 5.05 Total Comprehensive income 0 0 0 8,144,644 0 8,144,644 5.05.01 Net Income for the Period 0 0 0 8,144,644 0 8,144,644 5.06 Internal Changes in Equity 0 0 0 0 0 0 5.07 Closing Balances 15,000,000 0 14,617,966 8,144,644 146,362 37.908.972 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Individual Financial Statements/ Statement of Value Added (in thousands of reais) Account Code Account Description YTD Current Year 01/01/2025 to 09/30/2025 YTD Previous Year 01/01/2024 to 09/30/2024 7.01 Revenue 28,188,067 30,086,044 7.01.01 Goods, Products, and Services Sold 18,497,843 26,303,319 7.01.02 Other Revenue 70,746 46,729 7.01.03 Revenue from the Construction of Own Assets 9,590,592 4,138,152 7.01.04 Allowance for/Reversal of Doubtful Accounts 28,886 -402,156 7.02 Inputs Acquired from Third Parties -12,842,772 -9,090,738 7.02.01 Costs of Goods, Products, and Services Sold -11,993,229 -7,284,875 7.02.02 Materials, Electricity, Outsourced Services, and Others -779,585 -1,608,063 7.02.04 Others -69,958 -197,800 7.03 Gross Value Added 15,345,295 20,995,306 7.04 Withholding -1,658,307 -2,152,413 7.04.01 Depreciation, Amortization and Depletion -1,658,307 -2,152,413 7.05 Net Value Added Produced 13,686,988 18,842,893 7.06 Value Added Received in Transfer 2,916,892 828,065 7.06.01 Equity Accounting 38,217 16,344 7.06.02 Financial income 2,878,675 811,721 7.07 Total Value Added to Distribute 16,603,880 19,670,958 7.08 Distribution of Value Added 16,603,880 19,670,958 7.08.01 Personnel 2,509,601 2,006,393 7.08.01.01 Direct Compensation 1,778,003 1,364,692 7.08.01.02 Benefits 523,109 478,524 7.08.01.03 Government Severance Indemnity Fund for Employees (FGTS) 208,489 163,177 7.08.02 Taxes, Fees, and Contributions 4,862,320 6,976,511 7.08.02.01 Federal 4,657,078 6,783,433 7.08.02.02 State 147,781 141,790 7.08.02.03 Municipal 57,461 51,288 7.08.03 Value Distributed to Providers of Capital 3,455,340 2,543,410 7.08.03.01 Interest 3,438,028 2,521,510 7.08.03.02 Rents 17,312 21,900 7.08.04 Value Distributed to Shareholders 5,776,619 8,144,644 7.08.04.03 Retained Earnings/Accrued Losses for the Period 5,776,619 8,144,644 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Consolidated Financial Statements / Statement of Financial Position - Assets (in thousands of reais) Account Code Account Description Current Quarter 09/30/2025 Previous Year 12/31/2024 1 Total Assets 95,987,457 80,965,430 1.01 Current Assets 17,040,851 10,608,860 1.01.01 Cash and Cash Equivalents 4,969,019 1,682,606 1.01.02 Financial Investments 6,680,854 3,699,694 1.01.03 Accounts Receivable 4,768,053 4,214,103 1.01.03.01 Trade Receivables 4,483,470 3,894,557 1.01.03.02 Other Receivables 284,583 319,546 1.01.03.02.01 Related-Party Balances 284,583 319,546 1.01.04 Inventories 28,829 10,818 1.01.06 Taxes Recoverable 425,766 800,811 1.01.08 Other Current Assets 168,330 200,828 1.01.08.03 Others 168,330 200,828 1.01.08.03.01 Restricted Cash 55,481 37,715 1.01.08.03.02 Derivative financial instruments 0 67,440 1.01.08.03.20 Other Assets 112,849 95,673 1.02 Non-Current Assets 78,946,606 70,356,570 1.02.01 Long-Term Assets 32,065,690 24,761,465 1.02.01.03 Financial Investments Valued at the Amortized Cost 0 769,057 1.02.01.04 Accounts Receivable 256,057 327,798 1.02.01.04.01 Trade Receivables 256,057 327,798 1.02.01.09 Receivables from Related Parties 882,029 908,875 1.02.01.10 Other Non-Current Assets 30,927,604 22,755,735 1.02.01.10.04 Escrow Deposits 130,781 139,222 1.02.01.10.05 Water and Basic Sanitation National Agency - ANA 2,157 1,993 1.02.01.10.06 Contract Assets 11,411,909 4,877,667 1.02.01.10.07 Financial Asset 19,348,193 17,601,626 1.02.01.10.20 Other Assets 34,564 135,227 1.02.02 Investments 247,683 262,433 1.02.02.01 Equity Interests 233,239 215,803 1.02.02.02 Investment properties 14,444 46,630 1.02.03 Property, plant, and equipment 668,987 561,548 1.02.04 Intangible assets 45,964,246 44,771,124 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Consolidated Financial Statements / Statement of Financial Position - Liabilities (in thousands of reais) Account Code Account Description Current Quarter 09/30/2025 Previous Year 12/31/2024 2 Total Liabilities 95,987,457 80,965,430 2.01 Current Liabilities 14,534,614 11,972,245 2.01.01 Social and Labor Obligations 1,120,534 1,286,193 2.01.02 Trade Payables 1,525,996 766,609 2.01.03 Tax Obligations 735,422 591,271 2.01.04 Borrowings and Financings 5,782,620 3,133,850 2.01.05 Other Obligations 4,038,477 4,648,137 2.01.05.02 Others 4,038,477 4,648,137 2.01.05.02.01 Dividends and Interest on Equity Payable 1,532 2,275,890 2.01.05.02.04 Services Payable 2,254,731 1,438,507 2.01.05.02.07 Public-Private Partnership - PPP 465,028 452,323 2.01.05.02.08 Deferred PIS/Cofins 74,117 0 2.01.05.02.10 Performance Agreement 222,642 287,109 2.01.05.02.12 Derivative financial instruments 822,293 0 2.01.05.02.20 Other Obligations 198,134 194,308 2.01.06 Provisions 1,331,565 1,546,185 2.02 Non-current Liabilities 38,742,568 32,065,131 2.02.01 Borrowings and Financings 29,143,824 22,124,447 2.02.02 Other Obligations 6,381,686 6,383,298 2.02.02.02 Others 6,381,686 6,383,298 2.02.02.02.04 Social Security Obligations 1,949,210 1,931,145 2.02.02.02.06 Public-Private Partnership - PPP 2,857,070 2,853,896 2.02.02.02.09 Deferred PIS/Cofins 1,117,146 1,117,804 2.02.02.02.10 Performance Agreement 100,608 137,441 2.02.02.02.20 Other Obligations 357,652 343,012 2.02.03 Deferred taxes 2,737,586 2,661,891 2.02.03.01 Deferred Income Tax and Social Contribution 2,737,586 2,661,891 2.02.04 Provisions 479,472 895,495 2.03 Consolidated Equity 42,710,275 36,928,054 2.03.01 Paid-Up Capital 18,400,000 15,000,000 2.03.02 Capital Reserves 5,927 0 2.03.04 Income Reserves 18,247,715 21,647,715 2.03.04.01 Legal Reserve 2,343,583 2,343,583 2.03.04.10 Investment Reserve 15,904,132 19,304,132 2.03.05 Retained Earnings/ Accumulated Losses 5,776,619 0 2.03.06 Equity Valuation Adjustments 280,014 280,339 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Consolidated Financial Statements / Statement of Profit or Loss (in thousands of reais) Account code Account Description Current Quarter 07/01/2025 to 09/30/2025 YTD Current Year 01/01/2025 to 09/30/2025 Same Quarter of the Previous Year 07/01/2024 to 09/30/2024 YTD Previous Year 01/01/2024 to 09/30/2024 3.01 Revenue from Sales and/or Services 9,424,891 26,815,621 14,996,842 28,306,582 3.02 Cost of Sales and/or Services -6,430,487 -16,551,520 -3,987,397 -11,827,869 3.03 Gross Profit 2,994,404 10,264,101 11,009,445 16,478,713 3.04 Operating Expenses/Income -460,643 -1,540,296 -1,151,242 -2,741,847 3.04.01 Selling Expenses 186,105 -445,950 -338,867 -1,037,702 3.04.01.01 Selling expenses -166,344 -474,308 -198,552 -635,224 3.04.01.02 Allowance for doubtful accounts 352,449 28,358 -140,315 -402,478 3.04.02 General and Administrative Expenses -599,896 -1,119,461 -651,484 -1,573,955 3.04.04 Other Operating Income 2,101 63,093 17,521 41,991 3.04.05 Other Operating Expenses -56,405 -69,958 -187,206 -197,782 3.04.06 Equity Accounting 7,452 31,980 8,794 25,601 3.05 Income Before Financial Result and Taxes 2,533,761 8,723,805 9,858,203 13,736,866 3.06 Financial Result 707,098 -4,178 -524,537 -1,324,674 3.07 Income Before Tax on Profit 3,240,859 8,719,627 9,333,666 12,412,192 3.08 Income Tax and Social Security Contribution -1,082,294 -2,943,008 -3,221,783 -4,267,548 3.08.01 Current -1,371,665 -2,867,298 -434,984 -1,513,424 3.08.02 Deferred 289,371 -75,710 -2,786,799 -2,754,124 3.09 Net Income from Continuing Operations 2,158,565 5,776,619 6,111,883 8,144,644 3.11 Consolidated Profit/Loss for the Period 2,158,565 5,776,619 6,111,883 8,144,644 3.99 Earnings per Share - (BRL/Share) 3.99.01 Basic Earnings per Share 3.99.01.01 Common Shares (ON) 3.16 8.45 8.94 11.92 3.99.02 Diluted Earnings per Share 3.99.02.01 Common Shares (ON) 3.16 8.45 8.94 11.92 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Consolidated Financial Statements / Statement of Comprehensive Income (in thousands of reais) Account code Account Description Current Quarter 07/01/2025 to 09/30/2025 Accrued from the Current Year 01/01/2025 to 09/30/2025 Same Quarter of the Previous Year 07/01/2024 to 09/30/2024 Accrued for the Previous Year 01/01/2024 to 09/30/2024 4.01 Consolidated Net Income for the Period 2,158,565 5,776,619 6,111,883 8,144,644 4.02 Other Comprehensive Income -104,582 -325 0 0 4.02.02 Accumulated gains and (losses) on cash flow hedges, net of taxes -104,307 -28 0 0 4.02.03 Cumulative Translation Adjustments -275 -297 0 0 4.03 Consolidated Comprehensive Income for the Period 2,053,983 5,776,294 6,111,883 8,144,644 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Consolidated Financial Statements / Statement of Cash Flows (Indirect Method) (in thousands of reais) Account Code Account Description YTD Current Year 01/01/2025 to 09/30/2025 YTD Previous Year 01/01/2024 to 09/30/2024 6.01 Net Cash from Operating Activities 7,454,364 4,740,155 6.01.01 Cash Generated from Operations 10,443,765 8,115,218 6.01.01.01 Profit before Income Tax and Social Contribution 8,719,627 12,412,192 6.01.01.02 Provisions and Inflation Adjustments on Provisions -350,778 651,916 6.01.01.03 Adjustment to market value of borrowing and financing (fair value hedge) -795 0 6.01.01.04 Financial Charges from Customers -353,169 -363,520 6.01.01.05 Residual value of property, plant and equipment, intangible assets and investment properties written-off 65,835 5,750 6.01.01.06 Depreciation and Amortization 1,662,007 2,156,113 6.01.01.07 Interest Calculated on Borrowings and Financing Payable 1,744,056 1,165,164 6.01.01.08 Inflation adjustment and exchange gains (losses) on borrowings and financing -357,034 400,274 6.01.01.09 Interest and inflation adjustments, net -2,449,781 -133,845 6.01.01.10 Allowance for doubtful accounts -28,358 -402,156 6.01.01.11 Provision for Consent Decree (TAC), Knowledge Retention Program (KRP) and Incentivized Dismissal Program - IDP and Voluntary Dismissal Program - VDP 462,130 -261,362 6.01.01.12 Equity Accounting -31,980 -25,601 6.01.01.13 Interest and inflation adjustment (PPP) 375,844 392,251 6.01.01.14 Other Adjustments 10,066 14,560 6.01.01.15 Municipal transfers 439,014 187,155 6.01.01.16 Construction Margin on Intangible Assets Resulting from Concession Agreements 0 -93,125 6.01.01.17 Pension plan obligations 204,559 146,617 6.01.01.18 Derivative Financial Instruments 1,076,797 -133,154 6.01.01.19 Deferred PIS and Cofins on financial assets (indemnity) 102,325 815,836 6.01.01.20 Update of financial asset (indemnities) -846,600 -8,819,847 6.01.02 Changes in Assets and Liabilities 923,683 -470,682 6.01.02.01 Trade Receivables 1,394,728 656,705 6.01.02.02 Related-party balances and transactions 92,937 31,805 6.01.02.03 Inventories 15,034 -12,112 6.01.02.04 Tax Recoverable 464,464 310,885 6.01.02.05 Other Assets 84,398 -26,326 6.01.02.06 Escrow Deposits 8,441 49,949 6.01.02.08 Trade payables and contractors 759,387 -437,925 6.01.02.09 Labor and social obligations -627,789 58,616 6.01.02.10 Pension plan obligations -186,494 -183,194 6.01.02.11 Taxes and Contributions payable -972,567 -401,453 6.01.02.12 Services Payable 377,210 -124,897 6.01.02.13 Other Obligations -177,335 -274,013 6.01.02.14 Provisions -279,865 -137,225 6.01.02.15 Deferred PIS/Cofins -28,866 18,503 6.01.03 Others -3,913,084 -2,904,381 6.01.03.01 Interest Paid -2,162,503 -1,551,550 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Consolidated Financial Statements / Statement of Cash Flows (Indirect Method) (in thousands of reais) Account Code Account Description Accrued from the Current Year 01/01/2025 to 09/30/2025 Accrued for the Previous Year 01/01/2024 to 09/30/2024 6.01.03.02 Income Tax and Social Contribution Paid -1,750,581 -1,352,831 6.02 Net Cash from Investing Activities -10,979,160 -5,513,504 6.02.01 Acquisition of contract assets, intangible assets and property, plant and equipment -9,662,008 -5,949,477 6.02.03 Investments 13,789 -40,234 6.02.04 Restricted Cash -24,546 25,348 6.02.06 Financial investments - Investment -21,384,390 -5,218,947 6.02.07 Financial investments - Redemption 19,301,498 6,422,943 6.02.08 Financial investments - Noncurrent 776,497 -753,137 6.03 Net Cash from Financing Activities 6,811,209 2,328,169 6.03.01 Funding 11,899,483 5,630,451 6.03.02 Amortization -2,167,345 -1,862,689 6.03.03 Payment of Interest on Equity -2,363,777 -928,851 6.03.04 Public-Private Partnership - PPP -359,965 -437,184 6.03.05 Program Agreements Commitments 0 -35,462 6.03.06 Derivative financial instruments - Paid/received -197,187 -38,096 6.05 Increase (Decrease) in Cash and Cash Equivalents 3,286,413 1,554,820 6.05.01 Opening Balance of Cash and Cash Equivalents 1,682,606 838,484 6.05.02 Closing Balance of Cash and Cash Equivalents 4,969,019 2,393,304 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Consolidated Financial Statements / Statement of Changes in Equity - 01/01/2025 to 09/30/2025 (in thousands of reais) Account Code Account Description Paid-up Share Capital Capital Reserves, Options Granted and Treasury Shares Income Reserves Retained Earnings or Accumulated Losses Other Comprehensive Income Shareholders’ Equity Interest of Non- Controlling Shareholders Consolidated Equity 5.01 Opening Balances 15,000,000 0 21,647,715 0 280,339 36,928,054 0 36,928,054 5.02 Previous Year Adjustments 0 0 0 0 0 0 0 0 5.03 Adjusted Opening Balances 15,000,000 0 21,647,715 0 280,339 36,928,054 0 36,928,054 5.04 Capital Transactions with Shareholders 0 0 0 0 0 0 0 0 5.05 Total Comprehensive income 0 0 0 5,776,619 -325 5,776,294 0 5,776,294 5.05.01 Net Income for the Period 0 0 0 5,776,619 0 5,776,619 0 5,776,619 5.05.02 Other Comprehensive Income 0 0 0 0 -325 -325 0 -325 5.05.02.04 Cumulative Translation Adjustments for the Period 0 0 0 0 -297 -297 0 -297 5.05.02.07 Gains and losses on financial instruments 0 0 0 0 -28 -28 0 -28 5.06 Internal Changes in Equity 3,400,000 5,927 -3,400,000 0 0 5,927 0 5,927 5.06.01 Recognition of Reserves 0 5,927 0 0 0 5,927 0 5,927 5.06.04 Capital Increase 3,400,000 0 -3,400,000 0 0 0 0 0 5.07 Closing Balances 18,400,000 5,927 18,247,715 5,776,619 280,014 42,710,275 0 42,710,275 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Consolidated Financial Statements/ Statement of Changes in Equity - 01/01/2024 to 09/30/2024 (in thousands of reais) Account Code Account Description Paid-up Share Capital Capital Reserves, Options Granted and Treasury Shares Income Reserves Retained Earnings or Accumulated Losses Other Comprehensive Income Equity Interest of Non- Controlling Shareholders Consolidated Equity 5.01 Opening Balances 15,000,000 0 14,711,014 0 146,362 29,857,376 0 29,857,376 5.02 Previous Year Adjustments 0 0 0 0 0 0 0 0 5.03 Adjusted Opening Balances 15,000,000 0 14,711,014 0 146,362 29,857,376 0 29,857,376 5.04 Capital Transactions with Shareholders 0 0 -93,048 0 0 -93,048 0 -93,048 5.04.08 Supplemental Minimum Dividends - Approved 0 0 -93,048 0 0 -93,048 0 -93,048 5.05 Total Comprehensive income 0 0 0 2,032,761 0 2,032,761 0 2,032,761 5.05.01 Net Income for the Period 0 0 0 2,032,761 0 2,032,761 0 2,032,761 5.06 Internal Changes in Equity 0 0 0 0 0 0 0 0 5.07 Closing Balances 15,000,000 0 14,617,966 2,032,761 146,362 31,797,089 0 31,797,089 ITR - Quarterly Information - 09/30/2025 - CIA SANEAMENTO BASICO EST SAO PAULO Version: 1 Consolidated Financial Statements / Statement of Value Added (in thousands of reais) Account Code Account Description YTD Current Year 01/01/2025 to 09/30/2025 YTD Previous Year 01/01/2024 to 09/30/2024 7.01 Revenue 28,220,352 30,115,500 7.01.01 Goods, Products, and Services Sold 18,525,095 26,328,885 7.01.02 Other Revenue 70.745 46,729 7.01.03 Revenue from the Construction of Own Assets 9,596,154 4,142,042 7.01.04 Allowance for/Reversal of Doubtful Accounts 28,358 -402,156 7.02 Inputs Acquired from Third Parties -12,982,185 -9,104,449 7.02.01 Costs of Goods, Products and Services Sold -12,129,043 -7,296,901 7.02.02 Materials, Electricity, Outsourced Services, and Others -783,184 -1,609,748 7.02.04 Others -69,958 -197,800 7.03 Gross Value Added 15,238,167 21,011,051 7.04 Withholding -1,662,007 -2,156,113 7.04.01 Depreciation, Amortization and Depletion -1,662,007 -2,156,113 7.05 Net Value Added Produced 13,576,160 18,854,938 7.06 Value Added Received in Transfer 3,020,864 829,767 7.06.01 Equity Accounting 31,980 25,601 7.06.02 Financial income 2,988,884 804,166 7.07 Total Value Added to Distribute 16,597,024 19,684,705 7.08 Distribution of Value Added 16,597,024 19,684,705 7.08.01 Personnel 2,508,914 2,007,676 7.08.01.01 Direct Compensation 1,777,316 1,365,975 7.08.01.02 Benefits 523,109 478,524 7.08.01.03 Government Severance Indemnity Fund for Employees (FGTS) 208,489 163,177 7.08.02 Taxes, Fees, and Contributions 4,858,431 6,982,523 7.08.02.01 Federal 4,653,322 6,789,395 7.08.02.02 State 147,648 141,824 7.08.02.03 Municipal 57,461 51,304 7.08.03 Value Distributed to Providers of Capital 3,453,060 2,549,862 7.08.03.01 Interest 3,435,748 2,527,962 7.08.03.02 Rentals 17,312 21,900 7.08.04 Value Distributed to Shareholders 5,776,619 8,144,644 7.08.04.03 Retained Earnings/Accrued Losses for the Period 5,776,619 8,144,644 3Q25 Earnings Page 1 November 10, 2025 • Earnings per share of R$3.16, compared to R$8.94 in the previous year, impacted by the bifurcation of the financial asset and construction in 3Q24. Adjusted EPS was R$1.88 in 3Q25 versus R$1.72 in 3Q24 • Investments of R$4.0 billion focused on universalization targets (R$10.4 billion in 9M25) • 148,000 new active connections vs. 3Q24 SÃO PAULO, SP – Sabesp (SBSP3) reported adjusted earnings of R$1.88 per share for the quarter, compared to R$1.72 per share in the same period last year. “We closed the third quarter with another solid performance, marked by a 15% increase in adjusted EBITDA year-over-year. This reflects our continued focus on operational discipline and the structural improvements implemented throughout the year. We invested R$4.0 billion in the quarter, the highest amount ever recorded in a single period, reinforcing our commitment to universalization and delivering high-quality infrastructure to millions of Brazilians,” said Daniel Szlak, CFO of Sabesp. “Sabesp continued to deliver robust results that reflect tangible progress toward universalization. In the first nine months of 2025, we invested R$10.4 billion, and our U-Factor targets are well on track. By October, we had already delivered potable water to over 616,264 new units, surpassing the annual target. Additionally, we connected 733,846 new sewage units and provided sewage treatment for nearly 948,965 units, reaching 92% of the annual goal. These milestones highlight our ability to execute with agility and purpose. As the leading water and sewage company in Latin America, we remain committed to expanding access to essential services with lasting social impact, while advancing our recently announced and ambitious CO₂ reduction targets, amid sewage treatment increase driven by universalization,” said Carlos Piani, CEO of Sabesp. Consolidated Results For the quarter ended September 30, 2025, Sabesp reported adjusted earnings per share of R$1.88 compared to R$1.72 in the same period last year. The positive performance versus the previous year was driven by volume growth resulting from the incorporation of new units and progress in universalization, partially offset by a change in the customer mix, with growth in economies served by subsidized rates. The quarter kept momentum in operational efficiency improvements, with highlights including reductions in general and administrative expenses, power consumption optimization through migration to the free market, workforce rationalization, lower transfers to municipal funds, and legal settlements. Additionally, the result also reflected the effect of recording court-ordered debt payments (precatórios) that were approved and partially received from the São Paulo City . Financial Asset Bifurcation In 3Q24, with the completion of the privatization process and the signing of the agreement with URAE-1, on July 23, 2024, the Company recorded the financial asset bifurcation for assets related to the concession, previously classified solely as intangible assets. The financial asset refers to reversible investments not fully amortized by the end of the agreement (October 2060), which will be compensated according to the URAE-1 contract. The recording of this financial asset generated the following impacts: in 3Q24 R$ 8,820 million in gross revenue, R$ 5,283 million in net income and R$ 7.22 in EPS also considering non-recurring impacts of the quarter, and, in 3Q25 R$ 154 million in gross revenue, R$ 92 million in net income and R$ 1.28 in EPS also considering non-recurring impacts of the quarter. For further information, refer to Note 15 of the Quarterly Information for September 2024. Court-Ordered Debt Payments (Precatórios) The court-ordered debt payments were approved on October 2024 and April 2025, for a total amount of R$1.950 billion. In July 2025, uncertainties and discussions surrounding this process were resolved, and the Company recognized the effects of these debt payments. Of the total R$1.950 billion, the Company has already received R$1.118 billion related to these agreements. 3Q25 Earnings Page 2 Sabesp also invested R$4.0 billion in 3Q25, a 10% increase compared to 2Q25 and a 175% increase compared to the same period last year, focusing on infrastructure improvements and expansion projects directly aimed at meeting universalization targets. Earnings Conference Call The earnings call will be held on November 11, 2025, at 10:00 AM (Brasília time). The access link is available on the Company’s Investor Relations website. The presentation to be used has also been made available on the same site. The audio recording of the earnings call will remain available on Sabesp’s IR website. REPORTED INCOME STATEMENT (CONSOLIDATED) R$ million 3Q25 3Q24 Var. (R$) % 9M25 9M24 Var. (R$) % Revenue from Operations 6,108 6,072 37 0.6 18,415 17,666 749 4.2 FAUSP (332) (157) (176) 111.9 (736) (157) (579) 369.3 Financial Asset 154 8,820 (8,666) (98.3) 847 8,820 (7,973) (90.4) Sales Tax (430) (1,269) 839 (66.2) (1,306) (2,164) 859 (39.7) (=) Net Sanitation Revenue 5,501 13,466 (7,965) (59.2) 17,219 24,165 (6,945) (28.7) Construction revenues 3,924 1,531 2,393 156.2 9,596 4,142 5,454 131.7 (=) Net Revenue 9,425 14,997 (5,572) (37.2) 26,816 28,307 (1,491) (5.3) Construction costs (3,924) (1,497) (2,427) 162.1 (9,596) (4,049) (5,547) 137.0 Operating Costs and expenses (2,385) (2,888) 503 (17.4) (6,859) (8,234) 1,376 (16.7) Other operating income/(expense), net (54) (170) 115 (68.0) (7) (156) 149 (95.6) Minority Interest 7 9 (1) (15.3) 32 26 6 24.9 (=) EBITDA 3,069 10,452 (7,383) (70.6) 10,386 15,893 (5,507) (34.7) (%) Margin 33% 70% - (37.1) 39% 56% - (17.4) Depreciation and Amortization (535) (593) 58 (9.7) (1,662) (2,156) 494 (22.9) (=) EBIT 2,534 9,858 (7,324) (74.3) 8,724 13,737 (5,013) (36.5) Net Financial result 707 (525) 1,232 (234.7) (4) (1,325) 1,320 (99.7) (=) EBT 3,241 9,333 (6,092) (65.3) 8,720 12,412 (3,693) (29.7) Income tax (1,082) (3,222) 2,139 (66.4) (2,943) (4,268) 1,325 (31.0) (=) Net income 2,159 6,111 (3,953) (64.7) 5,777 8,145 (2,368) (29.1) (%) Margin 23% 41% - (17.8) 22% 29% - (7.2) EPS (R$)* 3.16 8.94 - - 8.45 11.92 - - 3Q25 Earnings Page 3 ADJUSTED INCOME STATEMENT R$ million 3Q25 Adjustments 3Q25 Adjusted 3Q24 Adjusted Var. (R$) % Financial Asset Construction Non-Recurring Revenue from Operations 6,108 - - - 6,108 6,072 37 0.6 FAUSP (332) - - 108 (225) (157) (68) 43.3 Financial Asset 154 (154) - - - - - - Sales Tax (430) 14 - - (415) (453) 38 (8.3) (=) Net Sanitation Revenue 5,501 (140) - 108 5,468 5,462 6 0.1 Construction revenues 3,924 - (3,924) - - - - - (=) Net Revenue 9,425 (140) (3,924) 108 5,468 5,462 6 0.1 Construction costs (3,924) - 3,924 - - - - - Operating Costs and expenses (2,385) - - 123 (2,262) (2,686) 424 (15.8) Other operating income/(expense), net (54) - - 46 (8) 9 (17) (189.4) Minority Interest 7 - - - 7 9 (2) (20.0) (=) EBITDA 3,069 (140) (0) 277 3,206 2,794 411 14.7 (%) Margin 33% - - - 59% 51% - 7.5 Depreciation and Amortization (535) - - - (535) (543) 8 (1.4) (=) EBIT 2,534 (140) (0) 277 2,671 2,251 420 18.7 Net Financial result 707 - - (1,461) (754) (401) (354) 88.3 (=) EBT 3,241 (140) (0) (1,184) 1,916 1,850 66 3.6 Income tax (1,082) 48 0 403 (632) (678) 46 (6.7) (=) Net income 2,159 (92) (0) (782) 1,284 1,173 111 9.5 (%) Margin 23% - - - 23% 21% - 2.0 EPS (R$)* 3.16 0 0 0 1.88 1.72 0 0 * Balance adjusted for construction revenue and costs The non-recurring effects on 3Q25 EBITDA were: (i) R$ (108) million related to water/sewage rate reduction (FAUSP), due to the reassessment of the rate, with retroactive effect from Jul/24 to Jun/25, as disclosed in the Market Announcement published on September 30, 2025; (ii) R$ (478) million in provisions for personnel termination expenses, related to the Sabesp Gente Program; (iii) R$ 430 million reversal of expected credit loss provisions (PECLD) due to the recognition of court-ordered payments (precatórios) with the São Paulo City Hall (PMSP); (iv) R$ (74) million in general materials due to logistics restructuring; and (v) R$ (46) million in other income and expenses, composed of R$ 14 million related to reimbursement of expenses for retirees from the São Paulo State Government (G0) and R$ (61) million from asset write-offs. For comparison purposes, the non-recurring impacts reported on 3Q24 EBITDA were: (i) R$ (185) million in general expenses, related to the reassessment of legal proceedings; (ii) R$ (179) million in other income and expenses, composed of R$ (144) million from write-offs of assets under construction and R$ (35) million related to privatization. In addition to the non-recurring impact on 3Q25 EBITDA, there was a non-recurring gain of R$ 1,461 million in financial results, related to the monetary adjustment of court-ordered payments (precatórios). In the same period of the previous year, there was an impact of R$ (50) million in depreciation and amortization due to asset impairment and R$ (124) million in financial results, related to the reassessment of legal proceedings. 3Q25 Earnings Page 4 ADJUSTED NET REVENUE Net revenue from sanitation services, considering FAUSP and taxes, totaled R$ 5,468 million in 3Q25, an increase of +0.1% vs. 3Q24. The main factors impacting revenue during the period were: • +0,3% in net price; • +2,5% in billed volume: increase driven by improved measurement through meter replacements and new connections; • (1,4)% in mix: growth of customer segments with access to subsidized rates; • (1,2)% FAUSP: impact from higher Gross Revenue (+0.6%) and rate review in 3Q25. CONSUMPTION BY CATEGORY Billed Volume (millions of m³) Average Rate (R$/m³) Category 3Q25 3Q24% 3Q25 3Q24 % Residential 932 908 2.6 4.04 4.31 (6.2) Commercial 98 98 (0.4) 15.12 14.56 3.9 Industrial 18 19 (2.2) 19.50 17.65 10.5 Total Retail 1,048 1,025 2.3 5.35 5.53 (3.4) Wholesale 13 13 (0.5) 2.91 2.76 5.5 Others¹ 25 32 (19.9) 21.08 18.29 15.3 Total 1,087 1,070 1.6 5.68 5.88 (3.3) Billed Volume (millions of m³) Average Rate (R$/m³) Category 9M25 9M24% 9M25 9M24 % Residential 2,802 2,758 1.6 4.09 4.22 (3.1) Commercial 296 288 2.6 14.71 14.18 3.7 Industrial 55 55 (0.6) 18.94 16.79 12.8 Total Retail 3,153 3,102 1.6 5.34 5.37 (0.5) Wholesale 40 45 (12.5) 2.81 2.47 13.8 Others¹ 92 89 2.6 17.06 17.82 (4.2) Total 3,284 3,237 1.5 5.64 5.67 (0.6) (1) Others composed of Public, Own Building and Mauá (BRK) Number of connections in thousands¹ 3Q25 3Q24 Var. % Water¹ 9,509 9,450 59 0.6 Sewage¹ 8,245 8,156 89 1.1 (1) Active and registered connections, average by end of period Unaudited by external auditors 3Q25 Earnings Page 5 OPEX OPEX decreased by 15% year-over-year, reaching R$ 2,270 million in 3Q25. The main factors behind this result were: (i) R$ 284 million in general and administrative expenses, mainly composed of R$ 160 million related to advance transfers to municipal funds (FMSAI) and R$ 50 million from reversals of legal provisions following environmental agreements; (ii) R$ 100 million in electricity expenses due to a higher share of free market vs. regulated market in total consumption; (iii) R$ 63 million in expected credit loss provisions (PECLD) driven by improvements in collection performance; (iv) R$ 48 million in personnel expenses resulting from workforce reduction. On the other hand, there was an increase in service expenses due to higher investments in IT and consulting. Year-to-date, the reduction was 14% vs. 9M24, with total costs and expenses amounting to R$ 6,732 million. R$ million 3Q25 adjusted 3Q24 adjusted Var. (R$) % 9M25 adjusted 9M24 adjusted Var. (R$) % Personnel (685) (733) 48 (6.6) (2,011) (2,190) 179 (8.2) General supplies (86) (93) 6 (6.9) (195) (268) 73 (27.3) Treatment supplies (120) (121) 1 (0.8) (364) (386) 22 (5.7) Services (712) (629) (83) 13.1 (2,018) (1,975) (43) 2.2 Electricity (302) (402) 100 (24.8) (1,144) (1,184) 40 (3.4) General expenses (262) (546) 284 (52.1) (540) (1,402) 862 (61.5) Tax expenses (18) (22) 3 (15.9) (64) (61) (3) 4.1 Allowance for doubtful accounts (77) (140) 63 (44.9) (419) (403) (16) 4.1 Other revenues and expenses (8) 9 (17) (184.4) 23 23 (1) (2.7) Costs and Expenses (2,270) (2,677) 406 (15) (6,732) (7,845) 1,114 (14) Depreciation and Amortization (535) (543) 8 (1.4) (1,662) (2,106) 444 (21.1) Costs, Expenses, Depreciation and Amortization (2,805) (3,219) 414 (13) (8,394) (9,951) 1,558 (16) PERSONNEL Sabesp closed 3Q25 with 9,306 employees, a 12% reduction compared to the same period of the previous year. Number of employees 3Q25 3Q24 Var. (Qty.) % Employees at the end of each period 9,306 10,557 (1,251) (11.8) Employees - simple average 9,279 10,586 (1,307) (12.3) INVESTMENTS In 3Q25, investments totaled R$ 3,978 million, representing a 175% increase compared to 3Q24 and a sequential acceleration of 10%. Year-to-date, CAPEX reached R$ 10,430 million, a 151% increase versus the same period of the previous year, in line with the Company’s annual investment target. $ million 3Q25 3Q24 Var. (R$) % 9M25 9M24 Var. (R$) % Water 1,155 708 447 63.2 2,815 1,926 889 46.2 Sewage 2,823 736 2,087 283.5 7,616 2,235 5,380 240.7 Total 3,978 1,444 2,534 175.5 10,430 4,161 6,269 150.7 3Q25 Earnings Page 6 BALANCE SHEET (CONSOLIDATED) ASSETS 3Q25 3Q24 Current assets Cash and cash equivalents 4,969,019 2,393,304 Financial investments 6,680,854 1,275,704 Trade receivables 4,483,470 3,645,752 Accounts receivable from related parties 284,583 272,659 Inventories 28,829 98,121 Restricted cash 55,481 29,596 Taxes recoverable 425,766 183,761 Derivative financial instruments - 171,250 Other assets 112,849 99,636 Total Current assets 17,040,851 8,169,783 Noncurrent assets Financial investments - 753,137 Trade receivables 256,057 336,577 Accounts receivable from related parties 882,029 914,056 Escrow deposits 130,781 135,118 Water and Basic Sanitation National Agency – ANA 2,157 1,957 Other assets 34,564 137,023 Investments 233,239 224,245 Investment properties 14,444 46,642 Contract asset 11,411,909 6,831,603 Financial asset from concession 19,348,193 16,244,999 Intangible assets 45,964,246 41,823,835 Property, plant, and equipment 668,987 515,973 Total noncurrent assets 78,946,606 67,965,165 Total Assets 95,987,457 76,134,948 LIABILITIES AND EQUITY 3Q25 3Q24 Current liabilities Trade payables and contractors 1,525,996 268,917 Borrowings and financing 5,782,620 2,637,216 Labor and social obligations 1,120,534 641,154 Taxes and contributions payable 735,422 271,113 Deferred PIS/Cofins 74,117 - Dividends and interest on capital payable 1,532 744 Provisions 1,331,565 1,513,228 Services payable 2,254,731 812,990 Public-Private Partnership - PPP 465,028 444,264 Derivative financial instruments 822,293 - 3Q25 Earnings Page 7 Performance Agreements 222,642 35 Other liabilities 198,134 583,910 Total Current liabilities 14,534,614 7,173,571 Noncurrent Liabilities Borrowings and financing 29,143,824 21,220,016 Deferred income tax and social contribution 2,737,586 2,656,048 Deferred PIS/Cofins 1,117,146 998,436 Provisions 479,472 827,895 Pension plan obligations 1,949,210 2,106,294 Public-Private Partnership - PPP 2,857,070 2,797,417 Performance Agreements 100,608 - Other liabilities 357,652 446,299 Total Noncurrent Liabilities 38,742,568 31,052,405 Total Liabilities 53,277,182 38,225,976 Equity Capital stock 18,400,000 15,000,000 Capital reserves 5,927 - Earnings reserves 18,247,715 14,617,966 Other Comprehensive Income 280,014 146,362 Retained Earnings/Accumulated Losses 5,776,619 8,144,644 Total Equity 42,710,275 37,908,972 Total Equity and Liabilities 95,987,457 76,134,948 3Q25 Earnings Page 8 CASH FLOW STATEMENT (CONSOLIDATED) R$ ‘000 3Q25 3Q24 Cash flows from operating activities 3,094,605 2,151,841 Profit before income tax and social contribution 3,240,861 9,333,666 Adjustments for reconciliation of net income: Depreciation and amortization 535,080 592,888 Residual value of property, plant, and equipment, intangible assets, contract asset and investment properties written-off 62,964 3,132 Allowance for doubtful accounts (352,449) (664,319) Provisions and inflation adjustments on provisions (41,668) 443,868 Interest calculated on borrowings and financing payable 736,915 421,901 Inflation Adjustment and Exchange gains (losses) on Borrowings and Financing (449,952) 113,419 Adjustment to market value of financing (fair value hedge) (94,084) 0 Interest and inflation adjustments, net (2,062,977) (10,802) Derivative Financial Instruments 1,018,038 (41,537) Financial Charges from Customers (172,807) (134,604) Construction Margin on Intangible Assets arising from Concession Agreements - (34,431) Provision for Consent Decree (TAC) and Incentivized Dismissal Program (PDI) 462,130 (15,285) Equity accounting (7,451) (8,794) Interest and inflation adjustment - PPP 73,450 110,326 Municipal Government of São Paulo Transfers 170,282 (7,442) Pension Plan Obligations 68,084 48,857 Deferred PIS and Cofins on financial assets (indemnity) 14,261 815,836 Update of financial asset (indemnities) (154,164) (8,819,847) Other Adjustments 48,092 5,009 Changes in assets Trade receivables 1,544,836 799,853 Accounts receivable from related parties 16,142 (9,909) Inventories (28,562) 17,968 Recoverable taxes 449,509 122,661 Escrow deposits (71,558) 17,972 Other assets 27,431 37,099 Changes in liabilities Trade payables and contractors 306,551 (8,644) Services payable 177,180 (30,177) Labor and social obligations (38,407) 61,601 Taxes and contributions payable (722,515) (242,818) Deferred PIS/Cofins (20,186) 6,247 Provisions (147,685) (30,551) Pension plan obligations (63,694) (61,774) 3Q25 Earnings Page 9 Other liabilities 12,700 (239,678) Cash generated from operations 4,536,347 2,591,691 Interest paid (963,207) (689,367) Income tax and social contribution paid (399,867) (332,213) Net cash generated from operating activities 3,173,273 1,570,111 3Q25 3Q24 Cash flow from investing activities Acquisition of contract assets, intangible assets and property, plant and equipment (3,783,370) (4,210,714) Restricted Cash (4,234) 21,042 Financial investments - Investment (10,041,790) (2,351,283) Financial Investments - Redemption 7,335,590 3,412,794 Financial Investments – Noncurrent 7,439 (753,137) Investment 14,359 (23,804) Net cash used in investing activities (6,472,006) (3,905,102) Cash flow from financing activities Borrowings and financing Funding 4,711,941 2,550,639 Amortization (796,735) (468,624) Payment of dividends and interest on capital - (77) Public-Private Partnership - PPP (85,025) (94,910) Program Contract Commitments - (32,316) Derivative financial instruments (123,445) (35,849) Net cash generated from (used in) financing activities 3,706,736 1,918,863 Increase / (decrease) in cash and cash equivalents in the period 408,003 (416,128) Represented by: Cash and cash equivalents at the beginning of the period 4,561,016 2,809,432 Cash and cash equivalents at the end of the period 4,969,019 2,393,304 Increase / (decrease) in cash and cash equivalents in the period 408,003 (416,128) SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated 1 Operations Companhia de Saneamento Básico do Estado de São Paulo (“SABESP” or “Company”) is a publicly-held company headquartered in the municipality of São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900. The Company is engaged in the provision of basic and environmental sanitation services in São Paulo State, and supplies treated water and sewage services on a wholesale basis. SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling, and energy markets. The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (“NYSE”) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002. As of September 30, 2025, the Company operated water and sewage services in 375 municipalities of the São Paulo State. Revenue from sanitation services provided for URAE-1 totaled R$ 18,366,116 for the nine-month period ended September 30, 2025, accounting for 99.14% of the consolidated amount. Also on this date, the accounting balance of intangible assets, contract assets, and financial assets of the concession aimed at URAE-1 amounted to R$ 75,145,462, accounting for 97.94% of the consolidated amount. Management expects that the funds raised with the improved water security from the works carried out, the generation of operating cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments. Approvals The quarterly information was approved by the Board of Directors on November 10, 2025. 2 Basis of preparation and presentation of the quarterly information The quarterly information as of September 30 ,2025, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Statements and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information (ITR), and presented according to the rules issued by the CVM. Accordingly, this quarterly information takes into consideration the Circular Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements in cases of redundant information already disclosed in the Annual Financial Statements. Therefore, the quarterly information as of September 30 ,2025 does not include all the notes and disclosures required by the standards for the Annual Financial Statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2024, issued on March 24, 2025, prepared under the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC). Therefore, the explanatory notes of this quarterly information are not presented or are not at the same level of detail and/or with the same reference as the notes included in the Annual Financial Statements (according to numerical references): i. Summary of material accounting policy information (Note 3); ii. Changes in accounting practices and disclosures (Note 4); SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated iii. Risk management - Financial instruments (Note 5.4); iv. Significant accounting estimates and judgments (Note 6); v. Balances and transactions with related parties (Note 11); vi. Investments (Note 12); vii. Intangible Assets (Note 15); viii. Borrowings and financing (Note 18); ix. Provisions (Note 22); x. Pension plan obligations (Note 24); xi. Equity (Note 26); xii. Insurance (Note 29); All material information related to the quarterly information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration. The Company prepared the financial statements on a going concern basis. The amounts disclosed in the Notes are presented in thousands of reais, unless otherwise stated. 3 Summary of material accounting policy information The material accounting policy information used in the preparation of the quarterly information as of June 30, 2025 is consistent with that used to prepare the Annual Financial Statements for the year ended December 31, 2024, disclosed in Note 3 of such financial statements. 4 Risk management 4.1 Financial risk management Financial risk factors The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. There were no changes in risk measurement policies, processes, and methods compared to the previous year. (a) Market risk Foreign currency risk It is the risk that the fair value of the future cash flows of a financial instrument will fluctuate due to variations in exchange rates. The Company's exposure to the risk of changes in exchange rates refers mainly to its financing activities, since the Company has foreign currency-denominated liabilities arising from long-term financing, in development institutions, at more attractive interest rates in US Dollar, Euro and Yen. SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated The management of currency exposure considers several current and projected economic factors, besides market conditions. This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related finance costs. The Company manages its foreign exchange risk through hedging transactions since 2024 and negotiates the terms of the derivatives in order to comply with the terms of the exposure hedged under Note 17 (e). Part of the financial debt in the amount of R$ 8,911,109 as of September 30, 2025 (R$ 3,366,723 as of December 31, 2024), is indexed to the U.S. dollar, Euro and Yen. The exposure to currency risk is as follows: Individual Consolidated September 30 ,2025 December 31, 2024 September 30 ,2025 December 31, 2024 Foreign currency (in thousands) R$ Foreign currency (in thousands) R$ Foreign currency (in thousands) R$ Foreign currency (in thousands) R$ Borrowings and financing – US$ 676,025 3,595,509 303,978 1,882,323 1,176,025 6,254,809 303,978 1,882,323 Borrowings and financing – Yen 32,641,125 1,173,448 36,787,581 1,452,006 32,641,125 1,173,448 36,787,581 1,452,006 Borrowings and financing – EURO 220,000 1,373,108 - - 220,000 1,373,108 - - Interest and charges from borrowings and financing – US$ 62,450 24,030 87,631 24,030 Interest and charges from borrowings and financing – Yen 2,463 8,364 2,463 8,364 Interest and charges on loans and financing – EURO 19,650 - 19,650 - Fair value adjustment - US$ - - 17,710 - Fair value adjustment - Yen 23,620 34,388 23,620 34,388 Total Exposure 6,250,248 3,401,111 8,952,439 3,401,111 Borrowing cost – US$ (58,931) (42,510) (77,952) (42,510) Borrowing cost – Yen (2,086) (2,236) (2,086) (2,236) Borrowing cost – EURO (19,250) - (19,250) - Total foreign currency-denominated borrowings (Note 17) 6,169,981 3,356,365 8,853,151 3,356,365 The table below shows the prices and exchange rate changes in the period: September 30 ,2025 December 31, 2024 Variation US$ R$ 5.3186 R$ 6.1923 -14.11% EURO R$ 6.2414 R$ 6.4363 -3.03% Yen R$ 0.03595 R$ 0.03947 -8.92% As of September 30, 2025, if the Brazilian real had depreciated or appreciated by 10 percentage points, against the U.S. dollar, Yen and Euro with all other variables held constant, the effects on profit or loss before borrowing costs and taxes, excluding the effect of the fair value adjustment, for the nine-month period ended September 30, 2025 would have been R$ 891,111 (R$ 292,261 for the nine-month period ended September 30, 2024), upwards and downwards, excluding the effects of to the hedging instruments (Note 4.1 (d)). SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated The Company understands that it could comfortably accommodate any devaluation scenario due to derivative financial instruments such as cross-currency swaps already contracted. Interest rate risk It is the risk that the fair value of the future cash flows of a financial instrument will fluctuate due to variations in market interest rates. For most transactions, the Company manages the interest rate risk by entering into derivative financial instruments that effectively swap their exposures for liabilities indexed to the CDI. The table below shows the borrowings and financing subject to different inflation adjustment indices, including the derivative instrument: Individual Consolidated September 30 ,2025 December 31, 2024 (*) September 30 ,2025 December 31, 2024 (*) CDI (i) 28,677,430 15,250,135 25,904,509 15,250,135 TR (ii) 1,655,421 1,683,342 1,655,421 1,683,342 IPCA (iii) 2,898,761 2,982,735 5,556,750 2,982,735 TJLP (iv) 882,851 1,067,436 882,851 1,067,436 SOFR (v) - 1,882,325 - 1,882,325 Interest and charges 825,658 572,399 810,487 572,399 Total 34,940,121 23,438,372 34,810,018 23,438,372 (i) CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate (ii) TR - Benchmark Interest Rate (iii) IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index (iv) TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index (v) SOFR - Secured Overnight Financing Rate (*) As of December 31, 2024, the amounts excluded the derivative instrument for comparative purposes Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues and financial assets, adjusted by the IPCA. Tariff adjustments of services provided do not necessarily follow the increases in the adjustments indices of borrowings, financing, and interest rates affecting indebtedness. As of September 30, 2025, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on consolidated profit before taxes for the nine-month period ended September 30, 2025 would have been R$ 348,100 (R$ 221,032 for the nine-month period ended September 30, 2024), upwards or downwards, mainly as a result of lower or higher interest expenses on floating rate borrowings and financing. The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1)/ IFRS 7, to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after September 30, 2025, or until the final settlement of each contract, whichever occurs first, considering a probable scenario. The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other variables. At the time of settlement, the amounts may be different from those presented, due SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated to the estimates used in the measurement. The table below considers the impact of the derivative instrument: Individual Consolidated September 30 ,2025 September 31, 2025 Indicators Exposure Probable scenario Exposure Probable scenario Assets CDI 11,417,051 14.33% (**) 11,417,051 14.33% (**) Financial income 1,636,063 1,636,063 Liabilities CDI (28,677,430) 14.33% (**) (25,904,509) 14.33% (**) Interest to be incurred (4,109,476) (3,712,116) Net exposure - CDI (17,260,379) (2,473,412) (14,487,458) (2,076,053) Assets IPCA 19,348,193 4.1091% (*) 19,348,193 4.1091% (*) Financial asset of the concession 795,037 795,037 Liabilities IPCA (2,898,761) 4.1091% (*) (5,556,750) 4.1091% (*) Interest to be incurred (119,113) (228,332) Net exposure - IPCA 16,449,432 675,924 13,791,443 566,705 Liabilities TR (1,655,421) 0,0207% (**) (1,655,421) 0,0207% (**) Expenses to be incurred (343) (343) TJLP (882,851) 8.47% (*) (882,851) 8.47% (*) Interest to be incurred (74,777) (74,777) Total net expenses to be incurred (1,872,609) (1,584,468) (*) Source: BACEN and LCA as of September 30, 2025 (**) Source: B3 as of September 30, 2025 (b) Credit risk Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, accounts receivable from related parties, and financial asset of the concession. Credit risk exposure to customers is mitigated by sales to a dispersed base, while credit risk exposure to cash and investment is SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated mitigated by the Financial Investment Guideline followed by the Company. The maximum exposure to credit risk as of September 30, 2025, is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, accounts receivable from related parties, and financial asset of the concession at the reporting date. See Notes 6, 7, 8, 9, 10, and 15. Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P). As of September 30, 2025, all investments were made with financial institutions whose rating disclosed by Fitch or Moody's was AAA (bra) or AAA.br. (c) Liquidity risk Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements. The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity to provide margin as determined by the projections mentioned above. The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of September 30, 2025. Individual October to December 2025 2026 2027 2028 2029 2030 to 2048 Total As of September 30, 2025 Liabilities Borrowings and financing 1,110,377 5,157,513 2,462,084 1,681,007 3,991,221 20,654,345 35,056,547 Interest on Borrowings and Financing 274,710 3,445,412 2,799,010 2,597,220 2,312,661 6,644,111 18,073,124 Trade payables and contractors 1,523,474 - - - - - 1,523,474 Services payable 2,250,981 - - - - - 2,250,981 Public-Private Partnership – PPP 59,767 239,066 239,066 239,066 239,066 2,306,067 3,322,098 Interest - Public-Private Partnership - PPP 53,383 230,623 248,333 266,562 285,472 3,642,550 4,726,923 Total 5,272,692 9,072,614 5,748,493 4,783,855 6,828,420 33,247,073 64,953,147 Consolidated October to December 2025 2026 2027 2028 2029 2030 to 2048 Total SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated As of September 30, 2025 Liabilities Borrowings and financing 1,110,377 5,142,344 2,462,084 1,681,007 3,991,221 20,539,411 34,926,444 Interest on Borrowings and Financing 274,710 3,605,386 2,950,673 2,749,299 2,464,324 6,795,774 18,840,166 Trade payables and contractors 1,525,996 - - - - - 1,525,996 Services payable 2,254,731 - - - - - 2,254,731 Public-Private Partnership – PPP 59,767 239,066 239,066 239,066 239,066 2,306,067 3,322,098 Interest - Public-Private Partnership - PPP 53,383 230,623 248,333 266,562 285,472 3,642,550 4,726,923 Total 5,278,964 9,217,419 5,900,156 4,935,934 6,980,083 33,283,802 65,596,358 Cross default The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ones are shown in Note 17 (c). (d) Derivative financial instruments Under the Financial Risk Management Policy and the Derivatives Transactions Program, which aim to manage financial risks and mitigate exposure to market variables that impact assets, liabilities, and/or cash flows, the Company enters into hedging instruments, especially for its foreign-currency financing, reducing the effects of undesirable fluctuations from these variables on its transactions. Criteria and guidelines for financial risk management were established to mitigate imbalances between assets and liabilities that have some sort of indexation exclusively to hedge the Company’s indexed assets and liabilities that present some mismatch, without characterizing financial leverage. The Company uses risk ratings disclosed by Standard Poor’s (S&P), Moody’s, or Fitch to support and complement the analysis and judgment of banking risk. 4.2 Capital Management The Company’s objectives in managing capital are to ensure the Company’s ability to continue increasing investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital. Capital is monitored based on the financial leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position. Individual Consolidated September 30, 2025 December 31, 2024 September 30, 2025 December 31, 2024 Total borrowings and financing (Note 17) 35,056,547 25,258,297 34,926,444 25,258,297 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated (-) Cash and cash equivalents (Note 6) (4,966,999) (1,681,204) (4,969,019) (1,682,606) (-) Financial investments (Note 7) (6,668,814) (3,694,029) (6,680,854) (3,699,694) Net debt 23,420,734 19,883,064 23,276,571 19,875,997 Total Equity 42,710,275 36,928,054 42,710,275 36,928,054 Total capital (shareholders plus providers of capital) 66,131,009 56,811,118 65,986,846 56,804,051 Total 35% 35% 35% 35% 4.3 Fair value estimates The Company considers that balances from trade receivables (current) and trade payables at carrying amount less impairment approximate their fair values, considering their short maturity. Long-term trade receivables also approximate their fair values, as they are adjusted by inflation and/or will bear contractual interest rates over time. 4.4 Financial instruments As of September 30, 2025, the Company had financial assets classified as amortized cost, fair value through other comprehensive income (related to derivatives designated in effective hedge accounting and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, registered warrants, other assets and balances receivable from the Water National Agency (ANA), financial assets of the concession, trade payables, borrowings and financing in local and foreign currency (except for the financing in Yen and the 33rd debenture, which are being measured at fair value through profit or loss), services payable, and balances payable deriving from the Public-Private Partnership (PPP), which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments. Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,166,569 as of September 30, 2025 (R$ 1,228,389 as of December 31, 2024), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 10. Part of this balance, totaling R$ 1,020,938 (R$ 1,105,299 as of December 31, 2024), refers to reimbursement of additional retirement and pension plan - G0, indexed to the IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions. Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date, comparison of contractual interest rates with market rates in similar transactions at the end of the reporting periods, their nature, and maturity terms. Individual Consolidated Individual and Consolidated September 30 ,2025 September 30 ,2025 December 31, 2024 Carrying amount Fair value Carrying amount Fair value Carrying amount Fair value SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Borrowings and financing 35,056,547 34,818,946 34,926,444 34,711,496 25,258,297 26,362,590 The criteria adopted to obtain the fair values of borrowings and financing in preparing the quarterly information as of September 30, 2025, are consistent with those used in the preparation of the Annual Financial Statements for the fiscal year ended December 31, 2024. Financial instruments referring to, borrowings and financing, and derivative financial instruments are classified as Level 2 in the fair value hierarchy and there was no transfers between levels during this period. There are no instruments classified as level 1 or level 3. 5 Significant accounting estimates and judgments The preparation of the quarterly information requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the amounts of assets and liabilities and present results that may differ from the actual results. The Company establishes estimates and assumptions concerning the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed. The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect. The areas that require a higher level of judgment and greater complexity, as well as assumptions and estimates that are significant for the quarterly information, are the following: (i) allowance for doubtful accounts; (ii) intangible assets arising from concession arrangements; (iii) social security obligations; (iv) deferred income and social contribution tax; (v) provisions; (vi) unbilled revenue; and (vii) derivative financial instruments. 6 Cash and cash equivalents Individual Company Consolidated September 30 ,2025 December 31, 2024 September 30 ,2025 December 31, 2024 Cash and banks 273,470 30,382 275,489 31,784 Cash equivalents 4,693,529 1,650,822 4,693,530 1,650,822 Total 4,966,999 1,681,204 4,969,019 1,682,606 Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by daily liquidity CDBs (divided between Banco Itaú, Banco Santander, Banco Bradesco, and Banco do Brasil) and R$ 80.8 thousand in units of an exclusive fund of shares (accruing CDI interest rates) - related to retentions by the Municipalities, as per the contract (pre-URAE-1), and, whose original maturities or intention of realization are of less than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value. SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Of the total balance presented in this item as of September 30, 2025, approximately 99.9% refers to the amounts recorded in Banco Itaú, Banco Santander, Banco Bradesco, and Banco do Brasil. As of September 30, 2025, the average yield of cash equivalents corresponded to 99.98% of the CDI (96.83% as of December 31, 2024) 7 Financial investments (a) Current The Company has financial investments in CDB, with daily liquidity, which it does not intend to redeem in the next three months, as shown below: Individual Consolidated September 30 ,2025 December 31, 2024 September 30 ,2025 December 31, 2024 Banco Bradesco S/A 3,375,513 1,442,159 3,375,513 1,442,159 Banco BTG Pactual S/A 1,578,430 226,819 1,578,430 226,819 Banco BV S/A 166 298 166 298 Banco do Brasil S/A 83,233 1,355 95,273 7,020 Banco Santander S/A 1,386,436 1,194,678 1,386,436 1,194,678 Brazilian Federal Savings Bank 29,410 828,720 29,410 828,720 XP Investimentos S/A 215,626 - 215,626 - Total 6,668,814 3,694,029 6,680,854 3,699,694 As of September 30, 2025, the average yield of the financial investments corresponded to 99.84% of the CDI (101.0% as of December 31, 2024). (b) Noncurrent In 2025, the Company fully redeemed investments totaling R$ 769 million as of December 31, 2024. 8 Restricted cash Individual and Consolidated September 30 ,2025 December 31, 2024 Agreement with the São Paulo Municipal Government (i) 20,562 27,502 Agreement with the São Paulo Municipal Government (ii) 26,104 4,544 Brazilian Federal Savings Bank – escrow deposit 730 235 Other 8,085 5,434 Total 55,481 37,715 (i) Amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Environmental Sanitation and Infrastructure (“FMSAI”), due to any defaults by direct management bodies, foundations, and government agencies, as established in the agreement entered into with São Paulo Municipal Government (“PMSP”), signed before the agreement with URAE-1. (ii) Amount deducted from the percentage transfer of a percentage of the revenue earned in the Municipality to FMSAI, due to any defaults direct management bodies, foundations, and government agencies, as established in the agreement entered into with URAE-1, referring to the São Paulo Municipal Government (PMSP). 9 Trade receivables (a) Statement of financial position details Individual Consolidated September 30, 2025 December 31, 2024 September 30, 2025 December 31, 2024 Private sector: General (i) and special customers (ii) 2,458,873 2,404,631 2,464,432 2,409,094 Agreements (iii) 396,744 659,778 396,744 659,778 2,855,617 3,064,409 2,861,176 3,068,872 Governmental Entities: Municipal 1,267,868 689,688 1,267,898 690,010 Federal 1,723 5,297 1,727 5,303 Agreements (iii) 294,666 370,823 294,666 370,823 1,564,257 1,065,808 1,564,291 1,066,136 Wholesale customers – Municipal governments: (iv) Mogi das Cruzes 4,545 4,744 4,545 4,744 São Caetano do Sul 11,217 11,773 11,217 11,773 São Caetano do Sul - Agreement 51,589 65,213 51,589 65,213 Total wholesale customers – Municipal governments 67,351 81,730 67,351 81,730 Unbilled supply (v) 1,110,643 1,252,012 1,112,297 1,253,826 Sub-total 5,597,868 5,463,959 5,605,115 5,470,564 Allowance for doubtful accounts (865,588) (1,248,209) (865,588) (1,248,209) Total 4,732,280 4,215,750 4,739,527 4,222,355 Current 4,476,223 3,887,952 4,483,470 3,894,557 Noncurrent 256,057 327,798 256,057 327,798 Total 4,732,280 4,215,750 4,739,527 4,222,355 (i) General customers - residential and small and mid-sized companies; SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated (ii) Special customers – large consumers, industrial and commercial customers, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others); (iii) Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; (iv) Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging end consumers. (v) Unbilled Supplies: represents revenue incurred, for which the service has been provided but has not yet billed by the end of each period, and is recognized as trade receivables based on monthly estimates. (b) The aging of trade receivables is as follows: Individual Consolidated September 30, 2025 December 31, 2024 September 30, 2025 December 31, 2024 Current 3,477,978 2,975,756 3,481,015 2,979,496 Past-due: Up to 30 days 783,926 636,024 786,015 637,375 From 31 to 60 days 207,310 302,595 208,154 303,238 From 61 to 90 days 163,375 177,481 163,986 177,777 From 91 to 120 days 150,327 168,246 150,686 168,515 From 121 to 180 days 245,378 240,724 245,630 241,030 From 181 to 360 days 68,922 47,992 68,977 47,992 Over 360 days 500,652 915,141 500,652 915,141 Total Past Due 2,119,890 2,488,203 2,124,100 2,491,068 Total 5,597,868 5,463,959 5,605,115 5,470,564 The main variation in past due balances over 360 days refers to the write-off of invoices resulting from registered warrants. (c) Allowance for doubtful accounts (“ADA”) Individual and Consolidated Changes in assets January to September, 2025 January to September, 2024 Balance at the beginning of the period 1,248,209 1,377,209 Recognition/(reversal) of allowance (103,559) 104,502 Recoveries (279,062) (145,068) Total 865,588 1,336,643 Individual Reconciliation of estimated/ historical losses in profit or loss July to September 2025 January to September 2025 July to September 2024 January to September 2024 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Write-offs (17,155) (363,531) (154,354) (440,290) (Losses)/reversal with state entities – related parties 10,595 9,796 (926) (2,432) (Losses)/reversal with the private sector/government entities 156,860 103,559 (24,407) (104,502) Recoveries 202,108 279,062 39,694 145,068 Amount recorded as expense (Note 29) 352,408 28,886 (139,993) (402,156) Consolidated Reconciliation of estimated/ historical losses in profit or loss July to September 2025 January to September 2025 July to September 2024 January to September 2024 Write-offs (17,114) (364,059) (154,354) (440,290) (Losses)/reversal with state entities – related parties 10,595 9,796 (926) (2,432) (Losses)/reversal with the private sector/government entities 156,860 103,559 (24,407) (104,502) Recoveries 202,108 279,062 39,694 145,068 Amount recorded as expense (Note 29) 352,449 28,358 (139,993) (402,156) The Company does not have customers individually accounting for 10% or more of its total revenues. (d) Registered warrants The Company has registered warrants issued as a result of final and unappealable lawsuits for the collection of unpaid water and sewage bills from public entities. These bills are covered in full by ADA, and the restated amounts of said bills, calculated according to the respective registered warrants, are not recognized due to uncertainties about their realization. Accordingly, the reversal of the ADA for the original bills and their restatement are recognized when uncertainties about their realization are mitigated, i.e. when the realizable value is determinable due to the predictability of the commencement of their receipt, without uncertainties or discussions about these amounts or when negotiated with third parties. The Company had the following registered warrants issued on its behalf: Individual and Consolidated Debtor December 31, 2024 Discount (i) Receipt (ii) Assignment of Receivables (iii) Others (iv) September 30, 2025 Municipality of São Paulo 2,898,210 (992,289) (1,217,593) - 140,708 829,036 Municipality of Ferraz de Vasconcelos 22,883 (4,653) (9,865) (8,974) 609 - Municipality of Cachoeira Paulista 12,608 (3,410) (4,408) (5,093) 303 - Municipality of Agudos 14,039 (4,582) (2,913) (7,043) 499 - SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Others 19,568 (13,727) (3,587) (5,382) 3,128 - Total 2,967,308 (1,018,661) (1,238,366) (26,492) 145,247 829,036 (i) Regarding the other two settlement proposals approved on April 9, 2025, in the restated amount of R$ 2.48 billion, by applying the discount rate according to the chronological order of payment, totaling R$ 1.52 billion (discount of R$ 960 million) as of September 30, 2025. In July 2025, the uncertainties and discussions surrounding this process ceased, and the Company recognized the effects of these registered warrants in the 3rd quarter and already received R$ 716,302 related to this settlement. (i) Includes amounts received through lawsuits. (ii) In June 2025, the Company negotiated the assignment of receivables from various registered warrants. (iii) Mainly includes inflation adjustments. As of October 21, 2024, the Registered Warrants Conciliation Chamber of the Attorney General Office of the Municipality of São Paulo approved part of the agreement proposals submitted by SABESP for the settlement of registered warrant credits under the Notice for agreement 1/2024 and the Company received R$ 55,399 in February this year. In March, the Municipal Government of São Paulo raised objections to the calculations made by DEPRE/TJSP, contesting the income tax percentage used, both in the tax base and the applied rate. On July 15, 2025, the DEPRE/TJSP sent the Company an official letter approving the calculations and thus putting to an end any uncertainty and room for discussion around that proceeding. In view of the conclusion of the uncertainties and discussions surrounding this process, the Company recognized R$ 401,679 in the 3rd quarter and this amount was received in full. Additionally, the Company negotiated registered warrants for overdue bills with the municipalities of Guarulhos, Santo André, and Mauá in previous fiscal years, which are currently suspended as they serve as collateral for the provision of services in these municipalities. 10 Related-party balances and transactions (a) São Paulo State (i) Accounts receivable, interest on equity, dividends, and revenue Individual Company Consolidated September 30, 2025 December 31, 2024 September 30, 2025 December 31, 2024 Current Accounts receivable: Sanitation services 186,180 173,434 186,223 173,466 Allowance for losses (41,910) (51,706) (41,910) (51,706) Reimbursement of additional retirement and pension benefits paid (G0): Monthly flow 19,710 84,973 19,710 84,973 GESP Agreement – 2015 120,560 112,813 120,560 112,813 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Total current 284,540 319,514 284,583 319,546 Noncurrent Agreement for the installment payment of sanitation services 1,361 1,361 1,361 1,361 Reimbursement of additional retirement and pension benefits paid (G0): GESP Agreement – 2015 880,668 907,514 880,668 907,514 Total non-current 882,029 908,875 882,029 908,875 Total receivable 1,166,569 1,228,389 1,166,612 1,228,421 Assets: Sanitation services 145,631 123,089 145,674 123,121 Reimbursement of additional retirement and pension benefits paid (G0) 1,020,938 1,105,300 1,020,938 1,105,300 Total 1,166,569 1,228,389 1,166,612 1,228,421 Liabilities: Dividends and interest on equity payable - 458,985 - 458,985 Individual July to September 2025 January to September 2025 July to September 2024 January to September 2024 Revenue from sanitation services 236,811 712,134 106,225 330,403 Payments received from related parties (232,155) (674,565) (97,634) (318,386) Reimbursement received referring to Law No. 4,819/1958 (51,794) (224,874) (29,672) (151,374) Consolidated July to September 2025 January to September 2025 July to September 2024 January to September 2024 Revenue received from sanitation services 236,875 712,322 106,225 330,403 Payments received from related parties (232,155) (674,565) (97,634) (318,386) Reimbursement received referring to Law No. 4,819/1958 (51,794) (224,874) (29,672) (151,374) SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated The information below refers to the Individual and Consolidated balances and transactions. (ii) Disputed amounts As of September 30, 2025 and December 31, 2024, the disputed amounts receivable between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,770,994 and R$ 1,685,493, respectively, and an ADA was recognized for the total amount. (iii) Actuarial Liability The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of September 30, 2025 and December 31, 2024, the amounts corresponding to such actuarial liability were R$ 1,949,210 and R$ 1,931,145, respectively. Of the total paid, the São Paulo State reimburses approximately 50%. For detailed information on additional retirement and pension benefits, see Note 23. (b) Agreements with reduced tariffs for State Entities that join the Rational Water Use Program (PURA) The Company has agreements with entities related to the São Paulo State Government that benefit them with a 25% tariff discount when they are not in default. These agreements provide for the implementation of PURA, which aims to reduce water consumption. (c) Guarantees The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 17. (d) Non-operating assets As of September 30, 2025 and December 31, 2024, the Company had an amount of R$ 3,613 related to land and lent structures under free lease agreements. (e) SABESPREV The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. As of December 31, 2024, this plan had a surplus of R$ 132,244, not recorded in assets. See further details in Note 24 to the Financial Statements as of December 31, 2024. (f) Key Management Personnel Compensation In the periods from July to September and from January to September 2025, expenses related to the compensation of key management compensation expenses totaled R$ 8,527 and R$ 23,590, respectively (R$ 2,325 and R$ 7,242 from July to September and from January to September 2024, respectively). In the same period, additional amounts of R$ 8,265 e R$ 14,152, respectively (from July to September and from January to September 2024 – R$ 540 and R$ 1,620, respectively) were recorded referring to the provision for profit sharing. (g) Loan agreement through credit facility SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Águas de Andradina As of September 30, 2025, the balance of principal and interest was R$ 4,447, recorded under “Other assets” in current assets (R$ 4,007 in current assets as of December 31, 2024), at DI + 3% p.a. This loan agreement was executed on August 17, 2021 and will be settled with the purchase and sale transaction. See further details in Note 11. SABESP Olímpia The Company signed a loan agreement with subsidiary Sabesp Olímpia S/A, making available the necessary funds for the payment of the Fixed Concession Fee to the Municipality, which was a prerequisite for the signing of the water and sewage concession agreement. The loan agreement, of R$ 170,981, was used for capital increase in SABESP Olímpia in the first quarter of 2025. (h) FEHIDRO The Company formalized three financing agreements under the State Fund for Water Resources (FEHIDRO). The funds are aimed at the execution of works and sewage services. As of September 30, 2025, the balance of these financings was R$ 1,419, recorded under the “Other” line in borrowings and financing (R$ 2,799 as of December 31, 2024). (i) Privatization According to Article 7 of Law 9,361/1996, the controlling shareholder will be reimbursed, upon the privatization, the services of independent audit firms, law firms, opinions, or specialized studies necessary for the privatization. The amount to be reimbursed by the São Paulo State as of September 30, 2025 was R$ 84,343, recorded under “Other assets” (R$ 99,653 as of December 31, 2024). (j) Equatorial S.A. In July 2024, Equatorial Participações e Investimentos IV S.A., controlled by Equatorial S.A., acquired shares representing 15% (fifteen percent) of the share capital of SABESP. In December 2024, Equatorial S.A. absorbed its subsidiary, becoming the direct holder of the equity interest in SABESP. As of September 30, 2025, there were no balances receivable or payable from or to Equatorial S.A. (k) SABESP Luxembourg (“SABESP Lux”) On August 1, 2025, the Company issued the 36th issue of simple non-convertible unsecured debentures, in the total amount of 2,815,700, with a unit par value of R$ 1, with maturity in 2030 and a yield of IPCA + 9.28% p.a. (See Note 17 (a)). Of these debentures, 2,765,700 were acquired by SABESP Luxembourg (98.22% of the total securities of this issue). This transaction involved entering into a derivative instrument swapping the yield for CDI (see Note 17 (e)). 11 Investments SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated The Company holds interests in certain Special Purpose Entities (“SPE”). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management matters, however, it cannot use such power of veto in a way to affect the returns over the investments of these SPEs, which implies a mutually shared control (joint venture – CPC 19 (R2)), except SABESP Participações, SABESP Olímpia and SABESP Luxembourg, in which the Company holds a stake of 100% and meets the control requirements, thus consolidating these companies, according to the Accounting Policy described in Note 3.1 of the Annual Financial Statements as of December 31, 2024. The following are events in the period that are related to investees: SABESP Participações S.A. On August 19, 2025, SABESP Participações S.A. (“SABESPar”) was incorporated as a wholly-owned subsidiary of SABESP, with capital of R$ 1 in registered common shares without par value, fully subscribed and paid in. SABESPar was created for the purpose of acting as an investment and equity management vehicle, in line with SABESP's corporate strategy. On November 3, 2025, SABESP carried out a capital increase in the amount of R$ 85,000, through the issuance of 85,000,000 new registered common shares with no par value. SABESP Luxembourg (“SABESP Lux”) As of May 8, 2025, SABESP Lux S.à r.l. (“SABESP Lux”) was incorporated in Luxembourg, which is fully controlled by SABESP, with capital of US$ 100 thousand. In this context, SABESP Lux will act as a strategic vehicle for raising funds in the international market, and for managing international financial assets and liabilities, contributing to the optimization of SABESP's capital structure. As of July 17, 2025, SABESP, as the sole shareholder of SABESP Lux, carried out a capital increase of US$ 1,000 thousand. No new shares had to be issued for the capital increase that was recorded directly in the capital of SABESP Lux. On October 15, 2025, SABESP carried out a capital increase in the amount of US$ 2,000 thousand. The capital increase was carried out without issuing new shares, being recorded directly in SABESP Lux's capital account. Acquisition of investees Andradina and Castilho As of May 28, 2025, SABESP entered into a Share Purchase and Sale Agreement and Other Covenants with Iguá Saneamento S.A. for the acquisition of common shares equivalent to 70% of the capital of each of the companies Águas de Andradina S.A. and Águas de Castilho S.A. that, added to the equity interests previously held by SABESP, totals 100% of the corporate capital of these companies. In July 2025, the transaction was approved by the Administrative Council for Economic Defense (CADE); however, certain conditions precedent are still pending to this date. The companies Andradina and Castilho have as their corporate purpose the provision of public water and sewage services and are the holders of concession contracts for the operation of the public water supply and sewage service in the municipalities of Andradina and Castilho, in the State of São Paulo. Both contracts are mature, with universalized services and jointly serve a population of approximately 82 thousand inhabitants. SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated The Company holds equity interest valued under the equity method in the following investees: Equity Capital Increase Dividends Comprehensive Result Profit (loss) for the Period Equity Interest Percentage September 30, 2025 December 31, 2024 January to September 2025 January to September 2025 January to September 2025 January to September 2025 (*) January to September 2024 September 30 ,2025 December 31, 2024 Sesamm 88,808 75,307 - - - 13,501 - 14,990 36% 36% Águas de Andradina 39,508 37,959 - (1,171) - 2,720 - 4,124 30% 30% Águas de Castilho 10,929 8,782 - (890) - 3,037 - 1,669 30% 30% Attend Ambiental 51,407 55,162 - (29,428) - 25,673 - 13,440 45% 45% Aquapolo Ambiental 144,570 116,688 - - - 27,882 - 29,487 49% 49% Paulista Geradora de Energia 24,610 27,004 - - - 332 (2,726) (1,146) 25% 25% Cantareira SP Energia 10,821 10,613 - - - 208 - (85) 49% 49% Barueri Energia Renovável 252,333 251,420 - - - (2,417) 3,330 (10,964) 20% 20% Infranext 4,154 4,154 - - - - - (653) 45% 45% SABESP Luxembourg (**) 7,908 - 6,132 - (297) 2,073 - - 100% - SABESP Olímpia 158,382 (16,766) 170,981 - - 4,167 - (9,257) 100% 100% SABESPAR 1 - 1 - - - - - 100% - The balances of investments and the respective changes are as follows: Individual Investments Capital Contribution Dividends Comprehensive Income Reclassification (**) Equity Accounting September 30, 2025 December 31, 2024 January to September 2025 January to September 2025 January to September 2025 January to September 2025 January to September 2025 (*) January to September 2024 Sesamm 31,971 27,111 - - - - 4,860 - 5,396 Águas de Andradina 11,852 11,387 - (352) - - 817 - 1,237 Águas de Castilho 3,279 2,635 - (267) - - 911 - 501 Attend Ambiental 23,134 24,824 - (13,243) - - 11,553 - 6,048 Aquapolo Ambiental 70,840 57,178 - - - - 13,662 - 14,449 Paulista Geradora de Energia 6,153 6,750 - - - - 83 (680) (286) Cantareira SP Energia 5,302 5,194 - - - - 102 6 (42) Barueri Energia Renovável 50,951 50,285 - - - - (483) 1,149 (2,310) Infranext (***) - - - - - - - - 608 SABESP Luxembourg 7,908 - 6,132 - (297) - 2,073 - - SABESP Olímpia 158,380 - 170,981 - - (16,765) 4,164 - (9,257) SABESPAR 1 - 1 - - - - - - SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Total 369,771 185,364 177,114 (13,862) (297) (16,765) 37,742 475 16,344 Barueri Energia Renovável - Fair Value 23,663 24,340 Other investments 6,096 6,099 Total 399,530 215,803 (*) The amount presented refers to changes in the equity of the investees, as their Financial Statements for the year ended December 31, 2024 was issued after the disclosure of SABESP’s Financial Statements. (**) The amount of the investee was reclassified to investments. (***) The investee is in the process of divestment. Consolidated Investments Capital Contribution Dividends Equity Accounting September 30, 2025 December 31, 2024 January to September 2025 January to September 2025 January to September 2025 (*) January to September 2024 Sesamm 31,971 27,111 - - 4,860 - 5,396 Águas de Andradina 11,852 11,387 - (352) 817 - 1,237 Águas de Castilho 3,279 2,635 - (267) 911 - 501 Attend Ambiental 23,134 24,824 - (13,243) 11,553 - 6,048 Aquapolo Ambiental 70,840 57,178 - - 13,662 - 14,449 Paulista Geradora de Energia 6,153 6,750 - - 83 (680) (286) Cantareira SP Energia 5,302 5,194 - - 102 6 (42) Barueri Energia Renovável 50,951 50,285 - - (483) 1,149 (2,310) Infranext (**) - - - - - - 608 Total 203,482 185,364 - (13,862) 31,505 475 25,601 Barueri Energia Renovável - Fair Value 23,662 24,340 Other investments 6,095 6,099 Total 233,239 215,803 (*) The amount presented refers to changes in the equity of the investees, as its Financial Statements for the year ended December 31, 2024 were issued after the disclosure of SABESP’s Financial Statements. (**) The investee is in the process of divestment. 12 Investment properties SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Individual and Consolidated December 31, 2024 Transfer Depreciation September 30, 2025 Investment properties 46,630 (32,165) (21) 14,444 As of September 30, 2025, the fair value of these properties was approximately R$ 312,553 (R$ 452,700 as of December 31, 2024). Individual and Consolidated December 31, 2023 Depreciation September 30, 2024 Investment properties 46,678 (36) 46,642 13 Contract assets Individual December 31, 2024 Additions (i) Transfers Transfers of works to intangible assets (ii) Transfers of works to financial asset of the concession September 30, 2025 (iii) Contract Asset 4,872,410 10,306,224 102 (2,877,679) (899,967) 11,401,090 Consolidated December 31, 2024 Additions (i) Transfers Transfers of works to intangible assets (ii) Transfers of works to financial asset of the concession September 30, 2025 (iii) Contract Asset 4,877,667 10,311,786 102 (2,877,679) (899,967) 11,411,909 (i) The largest additions in the period were located in the municipalities of São Paulo, Guarulhos, and Praia Grande, in the amounts of R$ 3,692 million, R$ 1,012 million and R$ 441 million, respectively. (ii) The largest transfers in the period were located in the municipalities of São Paulo, Guarulhos, and Peruíbe, totaling R$ 1,671 million, R$ 229 million, and R$ 206 million, respectively. (iii) The largest works were located in the municipalities of São Paulo, Guarulhos and Praia Grande, totaling R$ 3,456 million, R$ 1,201 million, and R$ 437 million, respectively. (iv) The Company's Management, aiming to simplify and improve the presentation of the movements of the Contract Asset for the period ended September 30, 2025, introduced a new column titled 'Transfers of works to financial asset of the concession' in these quarterly financial informations. As of September 30, 2025 and September 30, 2024, the contract asset had no amounts recognized as right-of-use leases. SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Individual December 31, 2023 Additions Transfers Transfers of works to intangible assets September 30, 2024 Contract Asset 7,393,096 3,972,218 1,971 (4,539,545) 6,827,740 Consolidated December 31, 2023 Additions Transfers Transfers of works to intangible assets September 30, 2024 Contract Asset 7,393,096 3,976,081 1,971 (4,539,545) 6,831,603 (a) Capitalization of interest and other finance charges The Company capitalizes interest, inflation adjustments, and exchange rate changes in contract assets during the construction period. From January to September 2025, the Company capitalized R$ 683,923 (R$ 439,779 from January to September 2024). (b) Expropriations As a result of the construction of priority projects related to water and sewage systems, the Company is required to expropriate third-party properties, whose owners are compensated either amicably or in court. The costs of such expropriations are recorded in the contract asset during the execution of the works. From July to September and from January to September 2025, the total amount referring to expropriations was R$ 20,192 e R$ 37,883, respectively (from July to September and from January to September 2024 – R$ 38,586 e R$ 50,860, respectively). 14 Intangible assets (a) Statement of financial position details Individual September 30 ,2025 December 31, 2024 Cost Amortization Net Cost Amortization Net Intangible assets arising from: Concession agreements - others 113,821 (56,248) 57,573 112,456 (52,964) 59,492 Contract Commitments 4,437,857 (684,458) 3,753,399 4,437,857 (588,098) 3,849,759 Concession Agreement - URAE-1 64,648,616 (23,292,276) 41,356,340 62,042,186 (22,085,992) 39,956,194 Software license of use 1,686,070 (1,097,835) 588,235 1,570,845 (932,558) 638,287 Right of use – other assets 240,646 (170,903) 69,743 240,106 (115,370) 124,736 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Total 71,127,010 (25,301,720) 45,825,290 68,403,450 (23,774,982) 44,628,468 Consolidated September 30 ,2025 December 31, 2024 Cost Amortization Net Cost Amortization Net Intangible assets arising from: Concession agreements - new contracts 148,000 (9,044) 138,956 148,000 (5,344) 142,656 Concession agreements - others 113,821 (56,248) 57,573 112,456 (52,964) 59,492 Contract Commitments 4,437,857 (684,458) 3,753,399 4,437,857 (588,098) 3,849,759 Concession Agreement - URAE-1 64,648,616 (23,292,276) 41,356,340 62,042,186 (22,085,992) 39,956,194 Software license of use 1,686,070 (1,097,835) 588,235 1,570,845 (932,558) 638,287 Right of use – other assets 240,646 (170,903) 69,743 240,106 (115,370) 124,736 Total 71,275,010 (25,310,764) 45,964,246 68,551,450 (23,780,326) 44,771,124 (b) Changes Individual December 31, 2024 Additions Transfer of contract asset Transfers Write-offs and disposals Amortization September 30 ,2025 Intangible assets arising from: Concession agreements - others 59,492 - 2,145 (1,695) - (2,369) 57,573 Contract Commitments 3,849,759 - - - - (96,360) 3,753,399 Concession Agreements URAE-1 (*) 39,956,194 2,665 2,783,096 8,310 (65,210) (1,328,715) 41,356,340 Software license of use 638,287 - 92,438 - - (142,490) 588,235 Right of use – Other assets 124,736 541 - - - (55,534) 69,743 Total 44,628,468 3,206 2,877,679 6,615 (65,210) (1,625,468) 45,825,290 Consolidated December 31, 2024 Additions Transfer of contract asset Transfers Write-offs and disposals Amortization September 30, 2025 Intangible assets arising from: Concession agreements – new contracts 142,656 - - - - (3,700) 138,956 Concession agreements - others 59,492 - 2,145 (1,695) - (2,369) 57,573 Contract Commitments 3,849,759 - - - - (96,360) 3,753,399 Concession Agreements URAE-1 (*) 39,956,194 2,665 2,783,096 8,310 (65,210) (1,328,715) 41,356,340 Software license of use 638,287 - 92,438 - - (142,490) 588,235 Right of use – Other assets 124,736 541 - - - (55,534) 69,743 Total 44,771,124 3,206 2,877,679 6,615 (65,210) (1,629,168) 45,964,246 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated (*) As of September 30, 2025, the line URAE-1 concession agreement included leases totaling R$ 311,397 (R$ 338,740 as of December 31, 2024). Individual December 31, 2023 Additions Transfer of contract asset Transfers Write-offs and disposals Amortization Transfer to Financial Assets September 30 ,2024 Intangible assets arising from: Concession agreements – equity value (*) 506,117 - 13,216 (508,709) (21) (10,603) - - Concession agreements – economic value 637,760 (180) 13,005 (576,439) - (74,146) - - Concession agreements - others - - 2,476 57,445 - (960) - 58,961 Program contracts (*) 20,684,497 - 1,392,258 (21,469,330) (1,020) (606,405) - - Program contracts – commitments 1,212,026 2,728,100 - - - (57,820) - 3,882,306 Service contracts – São Paulo 20,193,585 - 801,993 (20,278,341) (1,327) (715,910) - - Concession Agreements URAE-1 (*) - 17,271 2,280,832 42,752,315 (3,074) (495,788) (7,425,152) 37,126,404 Software license of use 513,224 21,204 35,765 2,878 - (104,700) - 468,371 Right of use – Other assets 118,060 84,048 - - (46) (58,158) - 143,904 Total 43,865,269 2,850,443 4,539,545 (20,181) (5,488) (2,124,490) (7,425,152) 41,679,946 Consolidated December 31, 2023 Additions Transfer of contract asset Transfers Write-offs and disposals Amortization Transfer to Financial Assets September 30, 2024 Intangible assets arising from: Concession agreements – equity value 506,117 - 13,216 (508,709) (21) (10,603) - - Concession agreements – economic value 637,760 (180) 13,005 (576,439) - (74,146) - - Concession agreements – new contracts 147,589 - - - - (3,700) - 143,889 Concession agreements - others 2,476 57,445 - (960) - 58,961 Program contracts 20,684,497 - 1,392,258 (21,469,330) (1,020) (606,405) - - Program contracts – commitments 1,212,026 2,728,100 - - - (57,820) - 3,882,306 Service contracts – São Paulo 20,193,585 - 801,993 (20,278,341) (1,327) (715,910) - - Concession Agreements URAE-1 (*) - 17,271 2,280,832 42,752,315 (3,074) (495,788) (7,425,152) 37,126,404 Software license of use 513,224 21,204 35,765 2,878 - (104,700) - 468,371 Right of use – Other assets 118,060 84,048 - - (46) (58,158) - 143,904 Total 44,012,858 2,850,443 4,539,545 (20,181) (5,488) (2,128,190) (7,425,152) 41,823,835 (*) As of September 30, 2024, the lines Concession agreements – equity value, and Program Contracts included leases totaling R$ 348,195 (R$ 374,679 as of December 31, 2023). SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated (c) Public-Private Partnership - PPP SABESP carries out transactions related to the Public-Private Partnership. Such transactions, along with their corresponding guarantees and obligations, are supported by a contract established based on Law 11,079/2004. The amounts recorded in intangible assets, item Concession agreements URAE-1, are shown in the table below: Individual and Consolidated September 30, 2025 December 31, 2024 Alto Tietê 210,960 219,096 São Lourenço 2,258,881 2,386,192 As of September 30, 2025 and December 31, 2024, the obligations assumed by the Company are as follows: Individual and Consolidated September 30 ,2025 December 31, 2024 Current Liabilities Noncurrent Liabilities Total liabilities Current Liabilities Noncurrent Liabilities Total liabilities São Lourenço 465,028 2,857,070 3,322,098 452,323 2,853,896 3,306,219 The chart below shows expenses with Public-Private Partnership from January to September 2025, compared to the figures reported in the same period in 2024: Individual and Consolidated September 30, 2025 September 30, 2024 General supplies 15,778 14,858 Outsourced services 33,293 31,351 General expenses 4,360 4,106 Amortization 127,222 127,373 Financial Expenses 375,844 353,860 Total 556,497 531,548 In February 2024, the PPP Alto Tietê concluded its obligations. As of September 30, 2024, the line “Amortization” included the PPPs São Lourenço and Alto Tietê in the amounts of R$ 124,658 and R$ 2,715, respectively. As of September 30, 2025, the line “Amortization” referring to the PPP Alto Tietê included R$ 12,205. (d) Amortization of intangible assets The average amortization rate was 3.0% and 2.8% as of September 30, 2025 and 2024, respectively. SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated (e) Leases and right of use Individual and Consolidated Nature September 30, 2025 December 31, 2024 Leases - Concession Agreement URAE-1 Cost 588,499 588,499 Accumulated amortization (277,102) (249,759) (=) Net 311,397 338,740 Right of use – Other assets Vehicles 216,428 216,431 Real Properties 24,142 22,098 Equipment 76 1,577 Accumulated amortization (170,903) (115,370) (=) Net 69,743 124,736 Total - Leases and Right of use 381,140 463,476 The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 17 to the 2024 Annual Financial Statements. The table below shows the impact on the Company’s profit or loss: Individual and Consolidated September 30, 2025 September 30, 2024 Right of use amortization (82,876) (85,949) Financial result – interest expense and inflation adjustment (113,422) (98,171) Expenses of short-term and low-value leases (16,232) (19,788) Decrease in profit for the period (212,530) (203,908) (f) Performance Agreements The accounting balances of current agreements recorded in the contract assets and intangible assets are as follows: Individual and Consolidated September 30, 2025 December 31, 2024 Contract asset 495,302 380,204 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated As of September 30, 2025 and December 31, 2024, the obligations assumed by the Company are as follows: Individual and Consolidated September 30 ,2025 December 31, 2024 Current Liabilities Noncurrent Liabilities Total liabilities Current Liabilities Noncurrent Liabilities Total liabilities Performance Agreements 222,642 100,608 323,250 287,109 137,441 424,550 15 Financial Asset of the Concession With the completion of the privatization process and signing of the agreement with URAE-1 in July 2024, resulting in a single agreement covering 371 municipalities with a new expiration date in 2060, which provided greater legal security and granted an unconditional right to receive cash at the end of the concession, the Company recognized a modification in the agreement, leading to a bifurcation of concession assets considering the contractual right that reversible investments and not fully amortized by the end of the agreement must be compensated. The impacts of Income Tax and Social Contribution and PIS and Cofins are deferred until the time of their realization. The change in the balance of the Financial Asset resulting from the concession agreement with URAE-1 is as follows: Individual and Consolidated December 31, 2024 Transfer of Intangible Assets (a) Financial Asset of the Concession - Restatement (b) September 30, 2025 Financial Asset of the Concession Concession Agreement - URAE-1 17,601,626 899,967 846,600 19,348,193 (a) Correspond to transfers (bifurcation) of intangible assets to the financial asset of the concession, which were previously recognized at their cost; (b) Review of the financial asset considering the restatement using the IPCA, as this is the rate used by the regulatory agency for the adjustment of assets to be compensated. 16 Property, plant, and equipment (a) Statement of financial position details Individual and Consolidated Intangible assets 1,963,856 1,933,347 Total 2,459,158 2,313,551 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated September 30 ,2025 December 31, 2024 Cost Depreciation Net Annual average rate Cost Depreciation Net Annual average rate Lands 94,577 - 94,577 - 94,751 - 94,751 - Buildings 136,457 (48,739) 87,718 2.10% 135,357 (47,035) 88,322 2.4% Equipment 546,310 (342,372) 203,938 11.50% 502,967 (331,092) 171,875 13.9% Transportation equipment 95,549 (16,597) 78,952 9.80% 35,224 (11,624) 23,600 10.2% Furniture and fixtures 43,883 (18,296) 25,587 6.70% 41,378 (17,778) 23,600 6.7% Others 190,050 (11,835) 178,215 6.60% 164,503 (5,103) 159,400 6.6% Total 1,106,826 (437,839) 668,987 8.3% 974,180 (412,632) 561,548 9.6% (b) Changes Individual and Consolidated December 31, 2024 Additions Transfers Write-offs and disposals Depreciation September 30 ,2025 Lands 94,751 62 (236) - - 94,577 Buildings 88,322 1,625 (648) - (1,581) 87,718 Equipment 171,875 34,068 17,501 (533) (18,973) 203,938 Transportation equipment 23,600 55,977 3,996 - (4,621) 78,952 Furniture and fixtures 23,600 1,298 1,905 (92) (1,124) 25,587 Others 159,400 22,302 3,032 - (6,519) 178,215 Total 561,548 115,332 25,550 (625) (32,818) 668,987 Individual and Consolidated December 31, 2023 Additions Transfers Write-offs and disposals Depreciation September 30 ,2024 Lands 94,228 - 32 - - 94,260 Buildings 80,946 4,094 332 - (1,551) 83,821 Equipment 130,187 24,421 8,524 (246) (21,842) 141,044 Transportation equipment 4,241 - 1,176 - (461) 4,956 Furniture and fixtures 25,173 631 (416) (16) (1,599) 23,773 Others 139,784 33,591 (2,822) - (2,434) 168,119 Total 474,559 62,737 6,826 (262) (27,887) 515,973 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated 17 Borrowings and financing Borrowings and financing outstanding balance Individual September 30 ,2025 December 31, 2024 Financial institution Current Noncurrent Total Current Noncurrent Total Local currency Debentures 3,784,400 15,657,878 19,442,278 1,323,040 10,373,183 11,696,223 Brazilian Federal Savings Bank 133,592 1,521,829 1,655,421 123,495 1,559,847 1,683,342 BNDES 259,326 623,525 882,851 262,709 803,011 1,065,720 IDB 307,349 2,698,949 3,006,298 260,899 3,425,530 3,686,429 IFC 53,000 2,680,444 2,733,444 44,200 2,706,779 2,750,979 Leases (Concession) 110,497 214,304 324,801 108,533 208,611 317,144 Leases (Others) 87,544 11,417 98,961 97,657 53,267 150,924 Other 1,045 372 1,417 1,868 931 2,799 Interest 741,095 - 741,095 548,372 - 548,372 Total in local currency 5,477,848 23,408,718 28,886,566 2,770,773 19,131,159 21,901,932 Foreign currency IDB 48,790 850,128 898,918 89,222 919,189 1,008,411 IBRD 32,335 757,657 789,992 37,707 793,697 831,404 JICA 154,254 1,040,728 1,194,982 203,754 1,280,402 1,484,156 IFC - 3,201,526 3,201,526 - - - Interest 84,563 - 84,563 32,394 - 32,394 Total in foreign currency 319,942 5,850,039 6,169,981 363,077 2,993,288 3,356,365 Total borrowings and financing 5,797,790 29,258,757 35,056,547 3,133,850 22,124,447 25,258,297 Borrowings and financing outstanding balance Consolidated September 30 ,2025 December 31, 2024 Financial institution Current Noncurrent Total Current Noncurrent Total SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Local currency Debentures 3,784,400 12,884,957 16,669,357 1,323,040 10,373,183 11,696,223 Brazilian Federal Savings Bank 133,592 1,521,829 1,655,421 123,495 1,559,847 1,683,342 BNDES 259,326 623,525 882,851 262,709 803,011 1,065,720 IDB 307,349 2,698,949 3,006,298 260,899 3,425,530 3,686,429 IFC 53,000 2,680,444 2,733,444 44,200 2,706,779 2,750,979 Leases (Concession) 110,497 214,304 324,801 108,533 208,611 317,144 Leases (Others) 87,544 11,417 98,961 97,657 53,267 150,924 Other 1,046 371 1,417 1,868 931 2,799 Interest 700,743 - 700,743 548,372 - 548,372 Total in local currency 5,437,497 20,635,796 26,073,293 2,770,773 19,131,159 21,901,932 Foreign currency IDB 48,790 850,128 898,918 89,222 919,189 1,008,411 IBRD 32,335 757,657 789,992 37,707 793,697 831,404 JICA 154,254 1,040,728 1,194,982 203,754 1,280,402 1,484,156 IFC - 3,201,526 3,201,526 - - - Blue Bonds - 2,657,989 2,657,989 - - - Interest 109,744 - 109,744 32,394 - 32,394 Total in foreign currency 345,123 8,508,028 8,853,151 363,077 2,993,288 3,356,365 Total borrowings and financing 5,782,620 29,143,824 34,926,444 3,133,850 22,124,447 25,258,297 Exchange rate as of September 30, 2025: US$ 5.3186; Yen – R$ 0.03595, Euro – R$ 6.2414 (as of December 31, 2024: US$ 6.1923; Yen – R$ 0.03947; Euro – R$ 6.4363). As of September 30, 2025, the Company had no balances of borrowings and financing raised during the year and maturing in up to 12 months. SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Characteristics of contracts In Brazilian currency Guarantees Maturity Annual interest rate Inflation adjustment 22nd debenture issue Own funds 2025 CDI + 0.58% (1st series) and CDI + 0.90% (2nd series) and 6.0% (3rd series) IPCA (3rd series) 23rd debenture issue Own funds 2027 CDI + 0.49% (1st series) and CDI + 0.63% (2nd series) 24th debenture issue Own funds 2029 3.20% (1st series) and 3.37% (2nd series) IPCA (1st and 2nd series) 26th debenture issue Own funds 2030 4.65% (1st series) and 4.95% (2nd series) IPCA (1st and 2nd series) 27th debenture issue Own funds 2027 CDI + 1.60% (1st series) and CDI + 1.80% (2nd series) and 2.25% (3rd series) 28th debenture issue Own funds 2028 CDI + 1.20% (1st series) and CDI + 1.44% (2nd series) and 1.60% (3rd series) 29th debenture issue Own funds 2036 CDI + 1.29% (1st series) and 5.3058% (2nd series) and 5.4478% (3rd series) IPCA (2nd and 3rd series) 30th debenture issue Own funds 2029 CDI + 1.30% (1st series) and CDI + 1.58% (2nd series) 31st debenture issue Own funds 2034 CDI +0.49% (1st series) and CDI + 1.10% (2nd series) and CDI + 1.31% (3rd series) 32nd debenture issue Own funds 2026 CDI + 0.30% 33rd debenture issue Own funds 2040 CDI + 0.51% (1st series) and 7.5485% (2nd series) and 7.3837% (3rd series) IPCA (2nd and 3rd series) 34th debenture issue Own funds 2032 CDI 35th debenture issue Own funds 2035 7,2606% IPCA 36th debenture issue Own funds 2030 9,2860% IPCA Brazilian Federal Savings Bank Own funds 2025 to 2042 5% to 9.5% TR Brazilian Development Bank - BNDES PAC II 9751 Own funds 2027 Long-term interest rate (TJLP) + 1.72% Brazilian Development Bank - BNDES PAC II 9752 Own funds 2027 Long-term interest rate (TJLP) + 1.72% Brazilian Development Bank – BNDES ONDA LIMPA Own funds 2025 Long-term interest rate (TJLP) + 1.92% Brazilian Development Bank – BNDES TIETÊ III Own funds 2028 Long-term interest rate (TJLP) + 1.66% SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Brazilian Development Bank - BNDES 2015 Own funds 2035 Long-term interest rate (TJLP) + 2.18% Brazilian Development Bank - BNDES 2014 Own funds 2026 Long-term interest rate (TJLP) + 1.76% Inter-American Development Bank – IDB 2202 Federal Government 2035 CDI + 0.86% Inter-American Development Bank – IDB INVEST Own funds 2034 CDI + 1.90% and CDI 2.70% Inter-American Development Bank – IDB INVEST 2022 Own funds 2036 CDI + 2.50% Inter-American Development Bank – IDB INVEST 2023 Own funds 2036 CDI + 0.50% International Finance Corporation - IFC 2022 Own funds 2032 CDI + 2.00% International Finance Corporation - IFC 2023 Own funds 2033 CDI + +2% International Finance Corporation - IFC 2024 Own funds 2034 CDI + 0.3735% Fehidro Own funds 2035 3% Leases (Concession Agreement, Program Contracts, and Contract Assets) 2035 7.73% to 10.12% Consumer Price Index (IPC) Leases (others) 2042 9.74% to 15.24% In foreign currency Guarantees Maturity Annual interest rate Exchange rate changes Hedge Cost Inter-American Development Bank - IDB 4623 Federal Government 2044 SOFR + 1.20% US$ DI - 0.41% p.a. International Bank for Reconstruction and Development – BIRDs 7662 and 8916 Federal Government 2048 SOFR + 0.74% and 1.84% US$ DI - 1.01% p.a. and DI + 0.42% p.a. JICA 15 Federal Government 2029 1.8% and 2.5% Yen DI + 0.21% p.a. JICA 18 Federal Government 2029 1.8% and 2.5% Yen DI - 1.26% p.a. JICA 17 Federal Government 2035 1.2% and 0.01% Yen DI + 0.19% p.a. JICA 19 Federal Government 2037 1.7% and 0.01% Yen DI - 0.59% p.a. International Finance Corporation – IFC B Loan Own funds 2030 SOFR + 1.80% EUR DI + 0.85% International Finance Corporation – IFC B Loan Own funds 2030 EURIBOR + 1.85% US$ DI + 1.20% Blue Senior Unsecured Notes (“Blue Bonds”) Own funds 2030 5.625% US$ IPCA + 9.2860% Payment schedule – accounting balances as of September 30, 2025: SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Payment Schedule Individual October to December 2025 2026 2027 2028 2029 2030 2031 to 2048 Total Local currency Debentures 450,000 3,734,400 1,454,903 684,626 1,341,184 4,493,146 7,284,019 19,442,278 Brazilian Federal Savings Bank 34,171 133,576 141,896 150,599 156,600 154,317 884,262 1,655,421 BNDES 65,115 257,622 244,236 86,567 35,056 35,056 159,199 882,851 IDBs - National 18,800 307,349 289,669 359,999 330,039 265,949 1,434,493 3,006,298 IFCs 24,000 64,450 91,400 147,450 218,700 335,000 1,852,444 2,733,444 Leases 60,885 25,809 4,414 16,247 29,689 12,529 274,189 423,762 Others 476 616 187 138 - - - 1,417 Interest and other charges 345,588 395,507 - - - - - 741,095 Total in local currency 999,035 4,919,329 2,226,705 1,445,626 2,111,268 5,295,997 11,888,606 28,886,566 Foreign currency IDB 24,395 48,790 48,790 48,790 48,790 48,790 630,573 898,918 IBRD - 32,335 32,335 32,335 59,600 59,600 573,787 789,992 JICA 5,189 154,254 154,254 154,254 154,254 75,575 497,202 1,194,982 IFCs - - - - 1,617,309 1,584,217 - 3,201,526 Interest and Other Charges 81,758 2,805 - - - - - 84,563 Total in foreign currency 111,342 238,184 235,379 235,379 1,879,953 1,768,182 1,701,562 6,169,981 Total 1,110,377 5,157,513 2,462,084 1,681,005 3,991,221 7,064,179 13,590,168 35,056,547 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Payment Schedule Consolidated September to December 2025 2026 2027 2028 2029 2030 2031 to 2048 Total In Brazilian currency Debentures 450,000 3,734,400 1,454,903 684,626 1,341,184 1,720,225 7,284,019 16,669,357 Brazilian Federal Savings Bank 34,171 133,576 141,896 150,599 156,600 154,317 884,262 1,655,421 BNDES 65,115 257,622 244,236 86,567 35,056 35,056 159,199 882,851 IDBs 18,800 307,349 289,669 359,999 330,039 265,949 1,434,493 3,006,298 IFCs 24,000 64,450 91,400 147,450 218,700 335,000 1,852,444 2,733,444 Leases 60,885 25,809 4,414 16,247 29,689 12,529 274,189 423,762 Others 476 616 187 138 - - - 1,417 Interest and Other Charges 345,588 355,155 - - - - - 700,743 Total in local currency 999,035 4,878,977 2,226,705 1,445,626 2,111,268 2,523,076 11,888,606 26,073,293 Foreign currency IDB 24,395 48,790 48,790 48,790 48,790 48,790 630,573 898,918 IBRD - 32,335 32,335 32,335 59,600 59,600 573,787 789,992 JICA 5,189 154,254 154,254 154,254 154,254 75,575 497,202 1,194,982 IFCs - - - - 1,617,309 1,584,217 - 3,201,526 Blue Bonds - - - - - 2,657,989 - 2,657,989 Interest and Other Charges 81,758 27,986 - - - - - 109,744 Total in foreign currency 111,342 263,365 235,379 235,379 1,879,953 4,426,171 1,701,562 8,853,151 Total 1,110,377 5,142,342 2,462,084 1,681,005 3,991,221 6,949,247 13,590,168 34,926,444 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Changes Individual December 31, 2024 Addition Funding Borrowing costs Inflation adjustment and exchange rate changes Inflation adjustment / Exchange rate change - Capitalized Interest paid Amortization Accrued interest Provision for interest and charges - capitalized Expenses with borrowing costs Fair value September 30 ,2025 Local currency Debentures 12,062,023 - 8,584,300 (169,906) 153,190 42,997 (1,235,321) (874,337) 1,008,567 329,719 17,458 (7,737) 19,910,953 Brazilian Federal Savings Bank 1,688,057 - 59,345 - 19,495 4,603 (97,999) (111,364) 79,261 18,664 - - 1,660,062 BNDES 1,069,075 - - - 12,964 4,247 (56,589) (200,339) 42,262 13,736 241 - 885,597 IDB 3,805,995 - - - - - (338,674) (124,134) 176,234 142,896 3,928 - 3,666,245 IFC 2,805,918 - - - - - (241,794) (580,124) 227,126 124,743 2,665 - 2,338,534 Leases (Concession, Program Contracts and Contract Assets) 317,144 - - - - - (22,710) (27,321) 57,688 - - - 324,801 Leases (Others) 150,924 541 - - - - (75,023) - 22,519 - - - 98,961 Others 2,796 - - - - - (49) (1,381) 46 1 - - 1,413 Total in local currency 21,901,932 541 8,643,645 (169,906) 185,649 51,847 (2,068,159) (1,919,000) 1,613,703 629,759 24,292 (7,737) 28,886,566 Foreign currency IDBs 1,017,833 - 99,339 (2,003) (148,300) - (27,232) (59,614) 37,370 - 1,084 - 918,477 IBRD 846,017 - 118,120 (2,346) (123,836) - (46,133) (34,034) 33,570 210 511 - 792,079 JICA 1,492,515 - - - 125,116 1,473 (20,979) (154,697) 14,132 634 76 (10,768) 1,197,445 IFCs - - 3,372,828 (34,115) (138,210) - - - 60,450 - 1,027 - 3,261,980 Total in foreign currency 3,356,365 - 3,590,287 (38,464) (535,462) 1,473 (94,344) (248,345) 145,522 844 2,873 (10,768) 6,169,981 Total 25,258,297 541 12,233,932 (208,370) (349,813) 53,320 (2,162,503) (2,167,345) 1,759,225 630,603 27,165 (18,505) 35,056,547 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Changes Consolidated December 31, 2024 Addition Funding Borrowing costs Inflation adjustment and exchange rate changes Inflation adjustment / Exchange rate change - Capitalized Interest paid Amortization Accrued interest Provision for interest and charges - capitalized Expenses with borrowing costs Fair value September 30 ,2025 In Brazilian currency Debentures 12,062,023 - 5,818,600 (169,906) 145,969 42,997 (1,235,321) (874,337) 968,215 329,719 17,458 (7,737) 17,097,680 Brazilian Federal Savings Bank 1,688,057 - 59,345 - 19,495 4,603 (97,999) (111,364) 79,261 18,664 - - 1,660,062 BNDES 1,069,075 - - - 12,964 4,247 (56,589) (200,339) 42,262 13,736 241 - 885,597 IDB 3,805,995 - - - - - (338,674) (124,134) 176,234 142,896 3,928 - 3,666,245 IFC 2,805,918 - - - - - (241,794) (580,124) 227,126 124,743 2,665 - 2,338,534 Leases (Concession, Program Contracts and Contract Assets) 317,144 - - - - - (22,710) (27,321) 57,688 - - - 324,801 Leases (Others) 150,924 541 - - - - (75,023) - 22,519 - - - 98,961 Others 2,796 - - - - - (49) (1,381) 46 1 - - 1,413 Total in local currency 21,901,932 541 5,877,945 (169,906) 178,428 51,847 (2,068,159) (1,919,000) 1,573,351 629,759 24,292 (7,737) 26,073,293 Foreign currency IDBs 1,017,833 - 99,339 (2,003) (148,300) - (27,232) (59,614) 37,370 - 1,084 - 918,477 IBRD 846,017 - 118,120 (2,346) (123,836) - (46,133) (34,034) 33,570 210 511 - 792,079 JICA 1,492,515 - - - (125,116) 1,473 (20,979) (154,697) 14,132 634 251 (10,768) 1,197,445 IFCs - - 3,372,828 (34,115) (138,210) - - - 60,450 - 1,027 - 3,261,980 Blue Bonds 2,659,300 (19,679) 25,183 - 656 17,710 2,683,170 Total in foreign currency 3,356,365 - 6,249,587 (58,143) (535,462) 1,473 (94,344) (248,345) 170,705 844 3,529 6,942 8,853,151 Total 25,258,297 541 12,127,532 (228,049) (357,034) 53,320 (2,162,503) (2,167,345) 1,744,056 630,603 27,821 (795) 34,926,444 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated (a) Main events in the quarter ended September 30, 2025 34th, 35th and 36th debenture issue In the third quarter, the Company raised R$ 4,884 million from the issue of simple unsecured non-convertible debentures, in a single series, with the following characteristics: Amount Rate Maturity 34th issue 1,068,600 DI 2032 35th issue 1,000,000 IPCA + 7.26% p.a. 2035 36th issue 2,815,700 IPCA + 9.28% p.a. 2030 Total 4,884,300 Interest rate swaps were contracted for 35th issue (changing from IPCA + 7.26% p.a. to DI - 0.32% p.a.) and 36th issue (changing from IPCA + 9.28% p.a. to DI +1.39% p.a.). The agreed covenants for the 34th and 35th issues are: Calculated quarterly, upon disclosure of quarterly information or annual financial statements: - Net debt/adjusted EBITDA lower than or equal to 3.50; - Adjusted EBITDA/paid financial expenses equal to or higher than 1.5; Failure to comply with the financial indices above for at least two consecutive quarters, or for two non-consecutive quarters within twelve months (in which case the 30-day cure period does not apply), constitutes a default event that may lead to the early maturity of the Debentures, disposal of operating assets, termination of licenses, loss of concession or loss of the Company’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Company’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Company’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Company. Failure to comply with the limit above constitutes a default event that may lead to the early maturity of the Debentures. The 36th issue has no covenants. Blue Senior Unsecured Notes (“Blue Bonds”) In July 2025, the Company's wholly-owned subsidiary SABESP Lux priced the offer of senior unsecured notes in the total volume of US$ 500,000 thousand, guaranteed by Sabesp. The Blue Bonds were issued at a rate of 5.625% p.a., maturing in August 2030 and paying semi-annual interest. Interest rate swap transactions were entered into (swapping from 5.625% p.a. to IPCA + 9.28% p.a.). BID 1212: In July 2025, the Company paid the final amortization of R$ 29,420, of which R$ 28,628 in principal and R$ 792 in interest. SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated 28th debenture issue: In July 2025, the Company paid the partial amortization of the 28th debentures issue, of R$ 509,085, of which R$ 444,100 in principal and R$ 64,985 in interest. (b) Lease The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded in the same proportion. The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (e). (c) Covenants The table below shows the most restrictive covenants as of September 30, 2025. Covenants Adjusted EBITDA / Adjusted Financial Expense Equal to or higher than 3.50 EBITDA / Financial Expense Paid Equal to or higher than 2.35 Adjusted Net Debt / Adjusted EBITDA Equal to or less than 3.00 Net Debt / Adjusted EBITDA Equal to or less than 3.50 Other Onerous Debt (1) / Adjusted EBITDA Equal to or less than 1.00 (1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier. As of September 30, 2025 and December 31, 2024, the Company met the requirements outlined by its borrowings and financing agreements. (d) Borrowings and financing contracted and not yet used (in millions of Reais) Individual and Consolidated Agent September 30, 2025 IBRD (*) 798 Banco BTG Pactual – Saneamento para Todos (Sanitation for All) 949 BID (*) 669 Brazilian Federal Savings Bank– Saneamento para Todos 704 BNDES 7 Others 4 Total 3,131 (*) Brazilian Central Bank’s exchange rate as of September 30, 2025 (US$ 1.00 = R$ 5.3186). SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated The funds from financing contracted have specific purposes and are released for the execution of their respective investments, according to the execution of the works. (e) Derivative financial instruments and hedging transactions The Company is exposed to certain risks related to its transactions. The main risks managed with derivative instruments are currency risk and interest rate risk. The Company's risk management strategy and how it is applied is disclosed in Note 4.1 above, applicable to consolidated balances. As of September 30, 2025, regarding derivative transactions, the Company held a liability position of R$714,842 thousand (as of December 31, 2024, an asset position of R$67,440 thousand). Derivatives designated as hedging instruments Cash flow hedges The Company entered into hedging derivative financial instruments, which have been effective since December 12, 2024, to mitigate the currency risk, with a corresponding DI rate variation minus an interest percentage, as described in Note 4.1. As of September 30, 2025, 6 swap transactions were in effect, with a notional value of US$ 798 million, and EUR 220 million. There is an economic relationship between the hedged items and the hedging instruments, since the terms of the swaps correspond to the terms of the loans and financing transactions (for example, the notional amount, ratios and the maturity date). To test the effectiveness of cash flow hedging transactions, the Company uses the critical terms match method in order to assess whether all terms of the derivative are in line with the terms of the hedged item, in relation to terms, amortizations, contractual notional value, and interest payment. The potential sources of hedge ineffectiveness evaluated by the Company are: • Differences in the timing of cash flows from hedged items and hedging instruments. • Different ratios (and, consequently, different curves) associated with the hedged risk of the hedged items and hedging instruments. • Counterparties' credit risk has a different impact on the fair value movements of hedging instruments and hedged items. The effect of the cash flow hedge on the statement of financial position, income statement and other comprehensive income as of September 30, 2025 is shown below: Individual and consolidated Transactions Currency/ Index Financing Notional Value Fair Value of Asset Position Fair Value of Liability Position Accumulated Gain / (Loss) on Derivatives - Swap Gain / (Loss) on 2025 Derivatives - Swap OCI Gain / (Loss) (**) Amounts reclassified from OCI to profit or loss (*) 1 US$ IDB-1212-BR - - - - (7,287) (7,287) (5,413) 2 US$ IDB-4623-BR 174,295 961,425 1,103,406 (141,981) (189,197) (189,197) (206,890) 3 US$ IBRD-7662-BR 51,768 277,640 314,027 (36,387) (85,044) (85,044) (90,003) SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated 4 US$ IBRD-8916-BR 99,962 542,618 598,091 (55,473) (81,059) (81,059) (91,494) 5 US$ IFC B1 USD 350,000 1,880,325 2,081,174 (200,849) (200,849) (200,849) (178,878) Total 676,025 3,662,008 4,096,698 (434,690) (563,436) (563,436) (572,678) 1 EUR IFC B1 Euro 220,000 1,372,408 1,477,252 (104,844) (104,845) (104,845) (84,494) Total 896,025 5,034,416 5,573,950 (539,534) (668,281) (668,281) (657,172) The effect of the cash flow hedge on the statement of financial position, income statement and other comprehensive income as of December 31, 2024 is shown below: Individual and consolidated Transactions Currency/ Index Financing Notional Value Fair Value of Asset Position Fair Value of Liability Position Accumulated Gain / (Loss) on Derivatives - Swap Gain / (Loss) on 2024 Derivatives -Swap OCI Gain / (Loss) Amounts reclassified from OCI to profit or loss (*) 1 US$ BID-1212-BR 10,278 65,698 62,314 3,384 3,384 3,384 - 2 US$ BID-4623-BR 156,958 972,082 951,770 20,312 20,312 20,312 - 3 US$ IBRD-7662-BR 57,848 355,973 350,680 5,293 5,293 5,293 - 4 US$ IBRD-8916-BR 78,894 492,665 478,904 13,761 13,761 13,761 - Total 303,978 1,886,418 1,843,668 42,750 42,750 42,750 - (*) Reclassified to the "Financial expenses" line. No ineffectiveness was recognized in profit or loss for the period. Fair value hedges As of September 30, 2025, the Company had an interest rate swap agreement with a notional value of Yen 32,641 (Yen 36,787 as of December 31, 2024), which provides that the Company will receive fixed and variable interest rates and pay a variable rate equal to the DI rate plus or less an interest percentage. Swaps are used to hedge exposure to changes in the fair value of loans and financing. There is an economic relationship between the hedged items and the hedging instruments, since the terms of the swaps correspond to the terms of the loans and financing transactions (for example, the notional amount, ratios and the maturity date). To test the effectiveness of fair value hedging transactions, the Company uses the critical terms match method in order to assess whether all terms of the derivative are in line with the terms of the hedged item, in relation to terms, amortizations, contractual notional value, and interest payment. The effect of the fair value hedge on the statement of financial position and income statement as of September 30, 2025 is shown below: Individual and Consolidated SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Transactions Currency/ Index Financing Notional Value Fair Value of Asset Position Fair Value of Liability Position Accumulated Gain / (Loss) on Derivatives - Swap Gain / (Loss) on 2025 Derivatives -Swap Gain / (Loss) on Fair value on the hedged item 1 Yen JIC-BZP15-OBR 1,467,888 54,915 59,059 (4,144) (12,483) 557 2 Yen JIC-BZP15-CON 3,141,832 113,642 126,272 (12,630) (24,392) (786) 3 Yen JIC-BZP17-CON 588,105 21,783 24,443 (2,660) (4,261) 344 4 Yen JIC-BZP17-OBR 2,443,203 90,990 102,297 (11,307) (18,029) 1,338 5 Yen JIC-BZP18-CON 2,719,776 98,376 109,309 (10,933) (21,116) (680) 6 Yen JIC-BZP18-OBR 1,424,864 51,577 57,319 (5,742) (11,153) (359) 7 Yen JIC-BZP19-OBR 18,528,731 685,251 744,378 (59,127) (144,375) 9,745 8 Yen JIC-BZP19-CON 2,326,726 83,029 93,211 (10,182) (16,797) 609 Total 32,641,125 1,199,563 1,316,288 (116,725) (252,606) 10,768 The effect of the fair value hedge on the statement of financial position and income statement as of December 31, 2024 is shown below: Individual and Consolidated Transactions Currency/ Index Financing Notional Value Fair Value of Asset Position Fair Value of Liability Position Accumulated Gain / (Loss) on Derivatives - Swap Gain / (Loss) on 2024 Derivatives -Swap Gain / (Loss) on Fair value on the hedged item 1 Yen JIC-BZP15-OBR 3,927,290 154,834 156,205 (1,371) (1,371) 326 2 Yen JIC-BZP15-CON 1,834,860 75,069 73,013 2,056 2,056 (2,550) 3 Yen JIC-BZP17-CON 2,559,546 105,119 101,762 3,357 3,357 (4,027) 4 Yen JIC-BZP17-OBR 616,110 25,302 24,476 826 826 (984) 5 Yen JIC-BZP18-CON 1,781,080 70,242 70,869 (627) (627) 153 6 Yen JIC-BZP18-OBR 3,399,720 134,034 135,221 (1,187) (1,187) 282 7 Yen JIC-BZP19-OBR 20,139,925 823,242 800,959 22,283 22,283 (27,597) 8 Yen JIC-BZP19-CON 2,529,050 99,813 100,460 (647) (647) 9 Total 36,787,581 1,487,655 1,462,965 24,690 24,690 (34,388) Derivatives not designated as hedging instruments In July 2025, interest rate swap transactions were entered into for the 35th issue, swapping from IPCA 7,26% p.a. to DI -0.32 p.a. Also in July 2025, interest rate swap transactions were entered into, swapping from 5.625% p.a. to IPCA + 9.28% p.a. for Blue bonds, and from IPCA + 9.28% p.a. to DI +1.39% p.a. for the 36th issue. SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated These derivatives were not designated to documented hedge accounting structures, and the Company chose to irrevocably designate the hedged liabilities to the fair value option. The effect of derivatives not designated to hedge accounting, as well as of liabilities selected at the fair value option on the statement of financial position and income statement is shown below: Individual Transactions Currency/ Index Financing Notional Value Fair Value of Asset Position Fair Value of Liability Position Accumulated Gain / (Loss) on Derivatives - Swap Gain / (Loss) on 2025 Derivative -Swap Gain / (Loss) on Fair value on the hedged item 1 IPCA DEBENTURES 33rd 2,700,000 2,924,087 2,937,875 (13,788) (13,788) (1,521) 2 IPCA DEBENTURES 35th 1,000,000 1,006,016 1,021,221 (15,205) (15,205) 7,301 3 IPCA DEBENTURES 36th 2,815,700 2,860,438 2,890,028 (29,590) (29,590) 1,957 Total 6,515,700 6,790,541 6,849,124 (58,583) (58,583) 7,737 Consolidated Transactions Currency/ Index Financing Notional Value Fair Value of Asset Position Fair Value of LiabilityPosition Accumulated Gain / (Loss) on Derivatives - Swap Gain / (Loss) on 2025 Derivatives -Swap Gain / (Loss) on Fair value on the hedged item 1 IPCA DEBENTURES 33rd 2,700,000 2,924,087 2,937,875 (13,788) (13,788) (1,521) 2 IPCA DEBENTURES 35th 1,000,000 1,006,016 1,021,221 (15,205) (15,205) 7,301 3 IPCA DEBENTURES 36th 2,815,700 2,860,438 2,890,028 (29,590) (29,590) 1,957 Total 6,515,700 6,790,541 6,849,124 (58,583) (58,583) 7,737 1 USD Blue Bonds LUX 500,000 2,702,193 2,809,644 (107,451) (108,436) (17,873) Total 500,000 2,702,193 2,809,644 (107,451) (108,436) (17,873) Total 7,015,700 9,492,734 9,658,768 (166,034) (167,019) (10,136) As of December 31, 2024, there were no instruments designated as fair value options. 18 Taxes and Contributions (a) Current assets Individual Consolidated September 30, 2025 December 31, 2024 September 30, 2025 December 31, 2024 Income tax and social contribution 309,876 752,355 309,876 752,355 Withheld income tax (IRRF) on financial investments 92,980 45,907 93,005 45,921 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Other federal taxes 22,885 2,535 22,885 2,535 Total 425,741 800,797 425,766 800,811 (b) Current liabilities Individual Consolidated September 30, 2025 December 31, 2024 September 30, 2025 December 31, 2024 Income tax and social contribution 442,063 - 443,547 1,957 PIS and COFINS 152,172 162,995 152,320 163,156 INSS (social security contribution) 40,057 44,763 40,057 44,763 IRRF (withholding income tax) 6,634 290,949 6,629 290,949 Others 92,778 90,403 92,869 90,446 Total 733,704 589,110 735,422 591,271 19 Deferred PIS/Cofins taxes Individual and Consolidated September 30, 2025 December 31, 2024 PIS/Cofins - Financial Asset 924,807 822,482 PIS/Cofins - Estimated Revenue 74,117 111,475 Others 192,339 183,847 Total 1,191,263 1,117,804 Current Liabilities 74,117 - Noncurrent Liabilities 1,117,146 1,117,804 20 Deferred taxes and contributions (a) Statement of financial position details Individual and Consolidated September 30, 2025 December 31, 2024 Deferred income tax assets Provisions 624,418 839,864 Pension plan obligations - G1 125,198 125,198 Donations of underlying assets on concession agreements 41,451 43,321 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Allowance for doubtful accounts 135,083 177,271 Allowance for losses on other accounts receivable 54,426 50,515 Allowance for inventory losses 116,737 127,840 Allowance for losses works and projects 57,606 57,606 Allowance for losses on write-off of assets 37,607 42,812 Performance Agreements 79,969 74,670 Present value adjustment (PVA) accounts receivable 90,365 100,913 Loss – hedge (Other comprehensive income) 4,316 4,302 Derivative financial instruments in profit/loss 245,579 3,297 Contractors' provisions 127,331 - Deferred PIS/Cofins 380,053 Others 69,757 75,644 Total deferred tax asset 2,189,896 1,723,253 Deferred income tax liabilities Temporary difference in the concession of intangible asset (293,406) (314,641) Capitalization of borrowing costs (521,214) (461,362) Profit on supply to government entities (562,554) (334,477) Financial asset of the concession (3,399,289) (3,111,446) Actuarial gain – G1 Plan (125,096) (125,096) Construction margin (35,795) (37,842) Borrowing costs 9,872 (280) Total deferred tax liabilities (4,927,482) (4,385,144) Net Deferred Tax Assets/(Liabilities) (2,737,586) (2,661,891) (b) Changes Individual and Consolidated December 31, 2024 Net Change September 30, 2025 Deferred income tax assets Provisions 839,864 (215,446) 624,418 Pension plan obligations - G1 125,198 - 125,198 Donations of underlying assets on concession agreements 43,321 (1,870) 41,451 Allowance for doubtful accounts 177,271 (42,188) 135,083 Allowance for losses on other accounts receivable 50,515 3,911 54,426 Allowance for inventory losses 127,840 (11,103) 116,737 Allowance for losses works and projects 57,606 - 57,606 Allowance for losses on write-off of assets 42,812 (5,205) 37,607 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Performance Agreements 74,670 5,299 79,969 Present value adjustment (PVA) accounts receivable 100,913 (10,548) 90,365 Loss – hedge (Other comprehensive income) 4,302 14 4,316 Derivative financial instruments in profit/loss 3,297 242,282 245,579 Others 75,644 (5,887) 69,757 Contractors' provisions - 127,331 127,331 Deferred PIS/Cofins - 380,053 380,053 Total deferred tax asset 1,723,253 466,643 2,189,896 Deferred income tax liabilities Temporary difference on concession of intangible assets (314,641) 21,235 (293,406) Capitalization of borrowing costs (461,362) (59,852) (521,214) Profit on supply to government entities (334,477) (228,077) (562,554) Financial asset of the concession (3,111,446) (287,843) (3,399,289) Actuarial gain – G1 Plan (125,096) - (125,096) Construction margin (37,842) 2,047 (35,795) Borrowing costs (280) 10,152 9,872 Total deferred tax liabilities (4,385,144) (542,338) (4,927,482) Net deferred tax liabilities (2,661,891) (75,695) (2,737,586) (c) Reconciliation of the effective tax rate The amounts recorded as income tax and social contribution expenses in the quarterly information are reconciled to the statutory rates, as shown below: Individual July to September 2025 January to September 2025 July to September 2024 January to September 2024 Profit before taxes 3,239,375 8,715,679 9,332,464 12,408,884 Statutory rate 34% 34% 34% 34% Estimated expense at statutory rate (1,101,388) (2,963,331) (3,173,038) (4,219,021) Permanent differences Tax benefit from interest on equity - - - 50,214 Provision Law No. 4819/1958 – G0 (i) (13,163) (35,213) (6,370) (20,383) Donations (333) (3,833) (204) (3,700) Tax Incentives - - - (1,360) Agreement with AAPS - - (2,084) (3,572) Other differences 34,074 63,317 (38,885) (66,418) Income tax and social contribution (1,080,810) (2,939,060) (3,220,581) (4,264,240) SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Current income tax and social contribution (1,370,181) (2,863,350) (433,782) (1,510,116) Deferred income tax and social contribution 289,371 (75,710) (2,786,799) (2,754,124) Effective rate 34% 34% 35% 34% Consolidated July to September 2025 January to September 2025 July to September 2024 January to September 2024 Profit before taxes 3,240,859 8,719,627 9,333,666 12,412,192 Statutory rate 34% 34% 34% 34% Estimated expense at statutory rate (1,101,892) (2,964,673) (3,173,446) (4,220,145) Permanent differences Tax benefit from interest on net equity - - - 50,214 Provision Law No. 4819/1958 – G0 (i) (13,163) (35,213) (6,370) (20,383) Donations (333) (3,833) (204) (3,700) Tax Incentives - - - (1,360) Agreement with AAPS - - (2,084) (3,572) Other differences 33,094 60,711 (39,679) (68,602) Income tax and social contribution (1,082,294) (2,943,008) (3,221,783) (4,267,548) Current income tax and social contribution (1,371,665) (2,867,298) (434,984) (1,513,424) Deferred income tax and social contribution 289,371 (75,710) (2,786,799) (2,754,124) Effective rate 34% 34% 35% 34% 21 Provisions (a) Lawsuits and proceedings that resulted in provisions (I) Statement of financial position details The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.16 of the 2024 Financial Statements. The payment terms and amounts are defined based on the outcome of these lawsuits. Throughout 2025, the Company revised its criteria for evaluating legal proceedings, which were previously defined internally, by hiring external law firms. Furthermore, it adopted a new internal policy for reaching legal settlements, as this was not the usual practice of the Company. During the period, certain environmental provisions were reversed, reflecting changes in the period related to decisions on the matter and changes in circumstances. Individual and Consolidated Individual and Consolidated September 30 ,2025 December 31, 2024 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Provisions Escrow deposits Provisions net of deposits Provisions Escrow deposits Provisions net of deposits Customer claims (i) 132,494 (7,627) 124,867 149,803 (11,341) 138,462 Supplier claims (ii) 73,972 (59) 73,913 235,683 (58) 235,625 Other civil claims (iii) 137,416 (623) 136,793 174,151 (1,431) 172,720 Tax claims (iv) 26,637 (742) 25,895 176,426 (2,417) 174,009 Labor claims (v) 1,319,453 (16,383) 1,303,070 1,077,083 (13,210) 1,063,873 Environmental claims (vi) 146,545 (46) 146,499 657,041 (51) 656,990 Total 1,836,517 (25,480) 1,811,037 2,470,187 (28,508) 2,441,679 Current 1,331,565 - 1,331,565 1,546,184 - 1,546,184 Noncurrent 504,952 (25,480) 479,472 924,003 (28,508) 895,495 (II) Changes Individual and Consolidated December 31, 2024 Additional provisions Interest and inflation adjustment Use of the provision Amounts not used (reversal) September 30 ,2025 Customer claims (i) 149,803 10,841 26,778 (22,669) (32,259) 132,494 Supplier claims (ii) 235,683 51,720 15,274 (136,871) (91,834) 73,972 Other civil claims (iii) 174,151 59,404 30,288 (84,101) (42,326) 137,416 Tax claims (iv) 176,426 35,998 11,775 (935) (196,627) 26,637 Labor claims (v) 1,077,083 325,991 168,254 (44,556) (207,319) 1,319,453 Environmental claims (vi) 657,041 32,018 34,947 - (577,461) 146,545 Sub-total 2,470,187 515,972 287,316 (289,132) (1,147,826) 1,836,517 Escrow deposits (28,508) (54,045) (6,240) 5,820 57,493 (25,480) Total 2,441,679 461,927 281,076 (283,312) (1,090,333) 1,811,037 (b) Lawsuits deemed as contingent liabilities The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the quarterly information, since neither are outflows expected to be required nor can the amount of the obligations cannot be reliably measured. Contingent liabilities, assessed as possible loss, net of deposits, are represented as follows: Individual and Consolidated September 30 ,2025 December 31, 2024 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Customer claims (i) 211,245 171,831 Supplier claims (ii) 919,230 807,950 Other civil claims (iii) 721,968 669,108 Tax claims (iv) 1,717,463 1,362,849 Labor claims (v) 817,318 1,321,935 Environmental claims (vi) 5,048,964 5,294,595 Total 9,436,188 9,628,268 (c) Explanation of the nature of the main classes of lawsuits (i) Customer claims Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category. (ii) Supplier claims Include lawsuits filed by some suppliers alleging underpayment of inflation adjustments and economic and financial imbalance of the agreements, and are in progress at various courts. (iii) Other civil claims Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at various court levels. (iv) Tax claims Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management. (v) Labor claims The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels. (vi) Environmental claims These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, demanding fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company. SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated The main litigations involving the Company include: a) discharge or release of sewage without proper treatment; b) investment in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages. (d) Guarantee insurance In July 2025, the company renewed the agreement for the issue of policies under several types of guarantee insurance, whose limit that can be used as insurance for escrow deposit is R$ 375 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up the effectiveness period of five years. As of September 30, 2025, the amount of R$ 347 million was available for use. 22 Labor and social obligations Individual and Consolidated September 30 ,2025 December 31, 2024 Salaries and payroll charges 53,282 70,291 Provision for vacation 219,288 218,987 Provision for Christmas bonus 74,003 - Healthcare plan (i) 107,908 117,578 Provision for profit sharing (ii) 159,632 181,446 Incentivized Dismissal Program - IDP (iii) 24,305 62,127 Voluntary Dismissal Program - VDP (iv) 474,833 629,273 Consent Decree (TAC) 6,764 5,587 Knowledge Retention Program (KRP) 519 904 Total 1,120,534 1,286,193 (i) Healthcare plan Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In the third quarter of 2025, the Company contributed 7.4%, on average, of gross payroll, totaling R$ 216,104 (8.5% in the third quarter of 2024, totaling R$ 220,318) in expenses with salaries, payroll charges, and benefits. The agreement entered into between SABESP and AAPS (SABESP’s Association of Retirees and Pensioners) regarding the financial compensation linked to the effectiveness of the SABESP and VIVEST health plan agreement, for the period of 60 months of the migration of retirees, former employees, pensioners and dependents between health plans, is recorded in this line. Until the ratification of the agreement, SABESP was responsible for transferring to VIVEST the amounts related to the deficits of the health plans of retirees, former employees, pensioners and dependents, and for the reimbursement by each of them to the Company for the deficit. SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated In the first quarter of 2024, the Company recognized the obligation related to the agreement, considering the entire population migrated or under negotiation for health plan migration, with a total impact on profit or loss for the period of R$ 162,388 recorded in the line general expenses. Until September 30, 2025, the total provision amount was R$ 138,059, of which R$ 40,445 in this line in current liabilities, and R$ 97,614 in non-current liabilities under the line "Other Obligations". (ii) Provision for profit sharing The Profit Sharing Program was implemented based on an agreement with the labor unions. Payment corresponds to up to one month’s salary for each employee, based on the achievement of established goals. In addition, a new short-term incentive program was approved at the 2025 AEGM, which will be paid as Profit Sharing to the Company's management positions, subject to the achievement of individual and collective goals. This program is provisioned monthly, according to the achievement of these targets. (iii) Incentivized Dismissal Program (“IDP”) In June 2023, the Company implemented the IDP to reduce the number of employees in a conciliatory manner, aiming at efficiency gains, increased competitiveness and optimized costs (more details in Note 21 to the Annual Financial Statements as of December 31, 2023). As of September 30, 2025, R$ 24,966 was recorded due to the provision for compensation incentives for employees who joined the Program, of which R$ 24,305 in this line under current liabilities and R$ 661 in noncurrent liabilities under "Other obligations” line. These amounts refer to Health Plan reimbursements to be implemented for 24 consecutive and uninterrupted months, until approximately the end of 2026. (iv) Voluntary Dismissal Program (“VDP’s”) The VDP’s were implemented to reduce the number of employees in a conciliatory manner, aiming at efficiency gains, increased competitiveness and optimized costs and was carried out in three phases: 1- 2025 VDP: applications in the period from December 23, 2024 to January 31, 2025, with 2,039 applications and contractual terminations beginning February 2025 (further details in Note 23 of the Annual Financial Statements as of December 31, 2024). 2- VDPD: applications in the period from August 6, 2025 to August 29, 2025, with 145 applications and contract terminations scheduled from August 6, 2025 to December 31, 2025. 3 –VDP2: applications in the period from September 1, 2025 to September 26, 2025, with 1716 applications and contract terminations according to the schedule previously established, from September 1, 2025 to December 31, 2025. Until September 30, 2025, the amount of R$ 474,833 was recorded in current liabilities, under the line "Labor and social obligations", arising from the provision for indemnity incentives for employees who joined the programs. 23 Pension plan obligations The Company has Post-Employment Benefits in the following modalities: Defined Benefit (BD) – G1 Plan (ii) and G0 (i); SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated and Defined Contribution (CD) – SABESPrev Mais (iii) and VIVEST (iv), and only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v). Summary of pension plan obligations - Liabilities Individual and Consolidated G1 Plan G0 Total Pension plan obligations as of December 31, 2024 - (1,931,145) (1,931,145) (Expenses) recognized in 2025 (29,592) (174,967) (204,559) Payments made in 2025 29,592 156,902 186,494 Pension plan obligations as of June 30, 2025 - (1,949,210) (1,949,210) Individual and Consolidated G1 Plan G0 Total Pension plan obligations as of December 31, 2023 (44,249) (2,098,622) (2,142,871) (Expenses) recognized in 2024 (4,661) (141,956) (146,617) Payments made in 2024 29,828 153,366 183,194 Pension plan obligations as of June 30, 2024 (19,082) (2,087,212) (2,106,294) (i) G1 Plan The defined benefit plan (“G1 Plan”) managed by SABESPREV receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows: • 0.99% of the portion of the salary of participation up to 20 salaries; and • 8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries. (ii) G0 According to State Law 4819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments under the "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State. (iii) Sabesprev Mais Plan The sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant. (ii) VIVEST Plan Managed by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated 100% to the basic contribution made by the participant. (v) Reconciliation of expenditures with pension plan obligations Individual and Consolidated July to September 2025 January to September 2025 July to September 2024 January to September 2024 G1 Plan (i) 9,762 29,592 1,538 4,661 Go (ii) 58,322 174,967 47,319 141,956 SABESPrev Mais Plan (iii) 5,259 17,472 7,511 20,851 VIVEST Plan (iv) 835 2,007 220 629 Sub-total 74,178 224,038 56,588 168,097 Capitalized (2,861) (9,403) (1,093) (3,277) Reimbursement of additional retirement and pension benefits paid (Go) (19,609) (71,401) (28,584) (82,005) Others 3,370 12,175 2,278 5,381 Pension plan obligations (Note 29) 55,078 155,409 29,189 88,196 24 Services payable Individual Consolidated September 30 ,2025 December 31, 2024 September 30 ,2025 December 31, 2024 Service providers 558,306 412,422 561,797 415,873 Municipal transfers 410,381 563,244 410,381 563,301 FAUSP 1,131,407 395,179 1,131,407 395,179 Other services 150,887 64,153 151,146 64,154 2,250,981 1,434,998 2,254,731 1,438,507 This line records the balances payable, mainly for services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. FAUSP – Definition of Balancing Tariffs As of September 30, 2025, after ARSESP ( the Regulatory Agency for Public Services of the State of São Paulo) defined the balancing tariff tables, the Company adjusted the provision for the amounts allocated to the Escrow Account pursuant to Concession Agreement No. 01/2024. Between the 3rd quarter of 2024 and the 2nd quarter of 2025, the Company recognized a provision for FAUSP (a support fund for sanitation in the State of São Paulo) on a quarterly basis, resulting in the difference between the balancing and SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated revenues and the application of approximately 3.22%. In August 2025, ARSESP communicated the balancing tariff to the Company based on the application of 4,2167% on the tariff tables of ARSESP Resolution No. 1,514/2024. The use of the tables reported by ARSESP resulted in a difference between the balancing revenues.. Thus, since the 3rd quarter of 2025, the provision for FAUSP is approximately 3.74% of the investment revenue. The impact resulting from this adjustment, which considers the period between July 2024 and June 2025, was R$ 107 million, recognized in profit or loss for the 3rd quarter of 2025. 25 Equity (a) Capital As of September 30, 2025 and December 31, 2024, the Company’s fully subscribed and paid-in capital, totaling R$ 18,400,000 and R$ 15,000,000, respectively, was composed of registered, book-entry shares with no par value, as follows: Common Preferred Total Capital Number of Shares % Number of Shares % Number of Shares % State of São Paulo (1)(2) 123,036,669 18.0 1 100.0 123,036,670 18.0 Equatorial S.A. 102,526,480 15.0 - - 102,526,480 15.0 Free Float 457,946,719 67.0 - - 457,946,719 67.0 Total 683,509,868 100.0 1 100.0 683,509,869 100.0 (1) Considers 123,036,663 common shares held by the São Paulo State Treasury Department and six common shares held by Cia. Paulista de Parcerias – CPP, a company controlled by the São Paulo State. (2) Special class preferred share. (b) Capital increase As of March 24, 2025, the Board of Directors approved a capital increase from R$ 15,000,000 to R$ 18,400,000 with the capitalization of part of the investment reserve in the amount of R$ 3,400,000. This transaction did not affect cash. (c) Dividends and interest on equity The Annual General Meeting, held on April 29, 2025, approved the distribution of dividends as interest on equity totaling R$ 1,831,122, corresponding to minimum mandatory dividends and R$ 718,692 as supplementary minimum dividends, totaling R$ 2,549,814, paid in May 2025. (d) Long-Term Incentive Plan - ILP At the Extraordinary General Meeting held on April 29, 2025, SABESP's Restricted Share and Performance Plans were approved. The granting of shares is subject to the permanence of the participants in the Company and, in the case of SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated performance shares, in addition to the fulfillment of specific goals such as the Universalization Factor (U Factor) and the Total Shareholder Return (TSR). The Restricted Share Plan provides its participants with 4-year vesting with the acquisition of 25% of the shares each year. Specifically for the Chief Executive Officer, vesting will be 8 years, following a staggered schedule of annual acquisition. The Performance Share Plan has a 5-year vesting with annual acquisition conditioned on the achievement of goals for its participants. In the specific case of the Chief Executive Officer, the transfer of shares is planned to occur only at the end of the program period. If U Factor goals are achieved in 2029 (universalization), as provided for in the Concession Agreement – URAE-1, the plan provides for the possibility of accelerating the vesting in October 2030 for all participants, including the Chief Executive Officer. The number of shares to be granted will be defined by SABESP's Board of Directors, within the aggregate global limit approved by the meeting of 1% of the share capital (on a fully diluted basis). As of September 30, 2025, an expense of R$ 5,927 was recognized in profit or loss for the period referring to the Long-Term Incentive Plans, with a contra entry in Equity. As of October 2025, the Company held 508,439 treasury shares. 26 Earnings per share Basic and diluted The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal. Individual and Consolidated Individual and Consolidated July to September 2025 January to September 2025 July to September 2024 January to September 2024 Profit attributable to the Company’s shareholders 2,158,565 5,776,619 6,111,883 8,144,644 Weighted average number of common shares issued 683,509,868 683,509,868 683,509,868 683,509,869 Basic and diluted earnings per share (reais per share) 3.16 8.45 8.94 11.92 27 Operating segment information The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services. Profit or loss - Individual: Individual SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated July to September 2025 January to September 2025 Sanitation (i) Reconciliation to the statement of profit or loss (ii) Balance according to financial statements Sanitation (i) Reconciliation to the statement profit or loss (ii) Balance according to financial statements Gross operating revenue 5,921,011 3,921,357 9,842,368 18,497,843 9,590,592 28,088,435 Gross sales deductions (429,063) - (429,063) (1,304,349) - (1,304,349) Net operating revenue 5,491,948 3,921,357 9,413,305 17,193,494 9,590,592 26,784,086 Costs, selling, general, and administrative expenses (2,912,723) (3,921,357) (6,834,080) (8,499,214) (9,590,592) (18,089,806) Operating income before other operating expenses, net and equity accounting 2,579,225 - 2,579,225 8,694,280 - 8,694,280 Other operating income (expenses), net (54,964) (7,526) Equity accounting 11,308 38,217 Financial income, net 703,806 (9,292) Profit before income tax and social contribution 3,239,375 8,715,679 Depreciation and amortization (533,849) - (533,849) (1,658,307) - (1,658,307) Individual July to September 2024 January to September 2024 Sanitation (i) Reconciliation to the statement of profit or loss (ii) Balance according to financial statements Sanitation (i) Reconciliation to the statement profit or loss (ii) Balance according to financial statements Gross operating revenue 14,725,803 1,529,900 16,255,703 26,303,320 4,138,152 30,441,472 Gross sales deductions (1,269,003) - (1,269,003) (2,163,207) - (2,163,207) Net operating revenue 13,456,800 1,529,900 14,986,700 24,140,113 4,138,152 28,278,265 Costs, selling, general, and administrative expenses (3,474,007) (1,495,503) (4,969,510) (10,374,093) (4,045,114) (14,419,207) Operating income before other operating expenses, net and equity accounting 9,982,793 34,397 10,017,190 13,766,020 93,038 13,859,058 Other operating income (expenses), net (169,687) (155,789) Equity accounting 6,211 16,344 Financial income, net (521,250) (1,310,729) SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Profit before income tax and social contribution 9,332,464 12,408,884 Depreciation and amortization (591,655) - (591,655) (2,152,413) - (2,152,413) Profit or loss - Consolidated: Consolidated July to September 2025 January to September 2025 Sanitation (i) Reconciliation to the statement of profit or loss (ii) Balance according to financial statements Sanitation (i) Reconciliation to the statement profit or loss (ii) Balance according to financial statements Gross operating revenue 5,930,173 3,924,246 9,854,419 18,525,095 9,596,154 28,121,249 Gross sales deductions (429,528) - (429,528) (1,305,628) - (1,305,628) Net operating revenue 5,500,645 3,924,246 9,424,891 17,219,467 9,596,154 26,815,621 Costs, selling, general, and administrative expenses (2,920,031) (3,924,246) (6,844,278) (8,520,777) (9,596,154) (18,116,931) Operating income before other operating expenses, net and equity accounting 2,580,613 - 2,580,613 8,698,690 - 8,698,690 Other operating income (expenses), net (54,304) (6,865) Equity accounting 7,452 31,980 Financial income, net 707,098 (4,178) Profit before income tax and social contribution 3,240,859 8,719,627 Depreciation and amortization (535,082) - (535,082) (1,662,007) - (1,662,007) Consolidated July to September 2024 January to September 2024 Sanitation (i) Reconciliation to the statement of profit or loss (ii) Balance according to financial statements Sanitation (i) Reconciliation to the statement profit or loss (ii) Balance according to financial statements Gross operating revenue 14,734,835 1,531,417 16,266,252 26,328,885 4,142,042 30,470,927 Gross sales deductions (1,269,410) - (1,269,410) (2,164,345) - (2,164,345) Net operating revenue 13,465,425 1,531,417 14,996,842 24,164,540 4,142,042 28,306,582 Costs, selling, general, and administrative expenses (3,480,762) (1,496,986) (4,977,748) (10,390,609) (4,048,917) (14,439,526) SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Operating income before other operating expenses, net and equity accounting 9,984,663 34,431 10,019,094 13,773,931 93,125 13,867,056 Other operating income (expenses), net (169,685) (155,791) Equity accounting 8,794 25,601 Financial income, net (524,537) (1,324,674) Profit before income tax and social contribution 9,333,666 12,412,192 Depreciation and amortization (592,888) - (592,888) (2,156,113) - (2,156,113) (i) Includes income from restatement of financial assets, in the amount of R$ 154,164 from July to September 2025 and R$ 846,600 from January to September 2025. See Note 33 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets. (ii) Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized under ICPC 01 (R1) / IFRIC 12 (Service Concession Arrangements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. 28 Operating revenue Individual July to September 2025 January to September 2025 July to September 2024 January to September 2024 Revenue from sanitation services (i) 6,099,241 18,387,471 6,062,823 17,640,340 Construction revenue 3,921,357 9,590,592 1,529,900 4,138,152 FAUSP (a) (332,394) (736,228) (156,867) (156,867) Financial asset of the concession (ii) 154,164 846,600 8,819,847 8,819,847 PIS and Cofins (400,825) (1,219,634) (1,248,685) (2,089,254) Regulation, Control and Oversight Fee (TRCF) (iii) (28,238) (84,715) (20,318) (73,953) Net operating revenue 9,413,305 26,784,086 14,986,700 28,278,265 Consolidated July to September 2025 January to September 2025 July to September 2024 January to September 2024 Revenue from sanitation services (i) 6,108,403 18,414,723 6,071,855 17,665,905 Construction revenue 3,924,246 9,596,154 1,531,417 4,142,042 FAUSP (a) (332,394) (736,228) (156,867) (156,867) SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Financial asset of the concession (ii) 154,164 846,600 8,819,847 8,819,847 PIS and Cofins (401,265) (1,220,831) (1,249,070) (2,090,329) Regulation, Control and Oversight Fee (TRCF) (iii) (28,263) (84,797) (20,340) (74,016) Net operating revenue 9,424,891 26,815,621 14,996,842 28,306,582 (i) Includes R$ 30,281 e R$ 91,577 referring to the TRCF charged from customers in the periods from July to September and from January to September 2025, respectively (R$ 29,993 and R$ 87,635 from July to September and from January to September 2024, respectively), in the municipalities regulated by ARSESP. (ii) See Note 15. (iii) Amount referring to regulatory, control, and oversight activities paid to regulatory authorities. (a) See information in Note 30 (a) of the 2024 Annual Financial Statements. 29 Operating costs and expenses Individual July to September 2025 January to September 2025 July to September 2024 January to September 2024 Operating costs Salaries, payroll charges, and benefits (765,959) (1,640,842) (524,741) (1,560,993) Pension plan obligations (11,966) (37,424) (7,065) (18,719) Construction costs (Note 27) (3,921,357) (9,590,592) (1,495,503) (4,045,114) General supplies (164,023) (298,029) (78,205) (273,542) Treatment supplies (119,907) (363,285) (120,249) (385,620) Outsourced services (470,057) (1,403,698) (462,580) (1,442,796) Electricity (300,016) (1,132,894) (401,463) (1,179,761) General expenses (194,419) (571,059) (343,996) (903,192) Depreciation and amortization (474,429) (1,487,837) (547,772) (2,001,771) (6,422,133) (16,525,660) (3,981,574) (11,811,508) Selling expenses Salaries, payroll charges, and benefits (76,085) (182,773) (65,716) (195,736) Pension plan obligations (1,527) (5,688) (1,055) (2,741) General supplies 407 26,941 (1,172) (4,431) Outsourced services (81,852) (288,279) (98,665) (312,107) Electricity (77) (674) (131) (544) General expenses (497) (981) (23,975) (76,958) Depreciation and amortization (6,457) (21,948) (7,516) (41,836) (166,088) (473,402) (198,230) (634,353) Allowance for doubtful accounts (Note 9 (c)) 352,408 28,886 (139,993) (402,156) Administrative expenses Salaries, payroll charges, and benefits (265,217) (508,847) (112,504) (343,428) Pension plan obligations (41,585) (112,297) (21,069) (66,736) General supplies 3,180 2,844 (12,355) 11,099 Outsourced services (158,020) (321,336) (84,025) (233,632) SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Electricity (205) (758) (284) (967) General expenses (65,113) 34,155 (362,824) (768,804) Depreciation and amortization (52,963) (148,522) (36,367) (108,806) Tax expenses (18,344) (64,869) (20,285) (59,916) (598,267) (1,119,630) (649,713) (1,571,190) Operating costs and expenses Salaries, payroll charges, and benefits (1,107,261) (2,332,462) (702,961) (2,100,157) Pension plan obligations (Note 23 (iv)) (55,078) (155,409) (29,189) (88,196) Construction costs (Note 27) (3,921,357) (9,590,592) (1,495,503) (4,045,114) General supplies (160,436) (268,244) (91,732) (266,874) Treatment supplies (119,907) (363,285) (120,249) (385,620) Outsourced services (709,929) (2,013,313) (645,270) (1,988,535) Electricity (300,298) (1,134,326) (401,878) (1,181,272) General expenses (260,029) (537,885) (730,795) (1,748,954) Depreciation and amortization (533,849) (1,658,307) (591,655) (2,152,413) Tax expenses (18,344) (64,869) (20,285) (59,916) Allowance for doubtful accounts (Note 9 (c)) 352,408 28,886 (139,993) (402,156) Total (6,834,080) (18,089,806) (4,969,510) (14,419,207) Consolidated July to September 2025 January to September 2025 July to September 2024 January to September 2024 Operating costs Salaries, payroll charges, and benefits (766,115) (1,641,230) (524,902) (1,561,628) Pension plan obligations (11,967) (37,426) (7,065) (18,719) Construction costs (Note 27) (3,924,246) (9,596,154) (1,496,986) (4,048,917) General supplies (164,184) (298,937) (78,959) (275,144) Treatment supplies (120,047) (363,963) (120,475) (386,105) Outsourced services (471,330) (1,408,150) (464,090) (1,446,322) Electricity (302,138) (1,142,560) (401,833) (1,182,092) General expenses (194,798) (571,562) (344,082) (903,471) Depreciation and amortization (475,662) (1,491,538) (549,005) (2,005,471) (6,430,487) (16,551,520) (3,987,397) (11,827,869) Selling expenses Salaries, payroll charges, and benefits (76,118) (182,900) (65,762) (195,866) Pension plan obligations (1,527) (5,688) (1,055) (2,741) General supplies 397 26,919 (1,197) (4,516) Outsourced services (82,008) (288,811) (98,852) (312,603) Electricity (77) (674) (131) (544) General expenses (554) (1,206) (24,039) (77,118) Depreciation and amortization (6,457) (21,948) (7,516) (41,836) (166,344) (474,308) (198,552) (635,224) Allowance for doubtful accounts (Note 9 (c)) 352,449 28,358 (140,315) (402,478) Administrative expenses Salaries, payroll charges, and benefits (265,301) (509,147) (112,617) (343,942) Pension plan obligations (41,587) (112,304) (21,069) (66,736) SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated General supplies 3,180 2,844 (12,355) 11,086 Outsourced services (158,249) (320,727) (84,069) (234,092) Electricity (205) (758) (284) (1,073) General expenses (66,361) 32,680 (362,839) (768,847) Depreciation and amortization (52,963) (148,521) (36,367) (108,806) Tax expenses (18,410) (63,528) (21,884) (61,545) (599,896) (1,119,461) (651,484) (1,573,955) Operating costs and expenses Salaries, payroll charges, and benefits (1,107,534) (2,333,277) (703,281) (2,101,436) Pension plan obligations (Note 23 (iv)) (55,081) (155,418) (29,189) (88,196) Construction costs (Note 27) (3,924,246) (9,596,154) (1,496,986) (4,048,917) General supplies (160,607) (269,174) (92,511) (268,574) Treatment supplies (120,047) (363,963) (120,475) (386,105) Outsourced services (711,587) (2,017,688) (647,011) (1,993,017) Electricity (302,420) (1,143,992) (402,248) (1,183,709) General expenses (261,713) (540,088) (730,960) (1,749,436) Depreciation and amortization (535,082) (1,662,007) (592,888) (2,156,113) Tax expenses (18,410) (63,528) (21,884) (61,545) Allowance for doubtful accounts (Note 9 (c)) 352,449 28,358 (140,315) (402,478) Total (6,844,278) (18,116,931) (4,977,748) (14,439,526) 30 Financial result, net Individual July to September 2025 January to September 2025 July to September 2024 January to September 2024 Financial Expenses Interest and charges on borrowings and financing – national currency (576,711) (1,533,496) (345,736) (944,292) Interest and charges on borrowings and financing – foreign currency (135,768) (145,522) (31,743) (91,239) Other financial expenses (201,908) (624,376) (178,795) (533,888) Inflation adjustment on borrowings and financing (32,209) (185,649) (11,200) (88,334) Other inflation adjustments (8,472) (37,224) 18,277 (4,077) Interest and inflation adjustment on provisions 57,520 186,569 (134,134) (241,105) Total financial expenses (897,548) (2,339,698) (683,331) (1,902,935) Financial Income Inflation adjustment - gains 1,583,689 1,751,755 90,924 255,790 Income on financial investments 377,138 893,666 123,150 398,106 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Interest income 57,590 233,254 22,029 157,689 PIS and COFINS (94,189) (133,862) (13,380) (40,719) Other - - 4 92 Total financial income 1,924,228 2,744,813 222,727 770,958 Financial, net before exchange rate changes 1,026,680 405,115 (460,604) (1,131,977) Exchange rate changes Exchange rate changes on borrowings and financing 474,939 535,462 (102,225) (311,945) Gains (losses) with derivative financial instruments (797,813) (949,856) 41,537 133,154 Exchange rate changes on assets - - 41 44 Other exchange rate changes - (13) 1 (5) Exchange rate changes, net (322,874) (414,407) (60,646) (178,752) Net financial result 703,806 (9,292) (521,250) (1,310,729) Consolidated July to September 2025 January to September 2025 July to September 2024 January to September 2024 Financial Expenses Interest and charges on borrowings and financing – national currency (518,354) (1,493,144) (345,736) (944,292) Interest and charges on borrowings and financing – foreign currency (161,182) (170,936) (31,743) (91,239) Other financial expenses (202,777) (625,319) (179,346) (534,477) Inflation adjustment on borrowings and financing (24,988) (178,428) (11,200) (88,334) Other inflation adjustments (8,472) (37,227) 18,010 (10,234) Interest and inflation adjustment on provisions 57,520 186,569 (134,135) (241,105) Total financial expenses (858,253) (2,318,485) (684,150) (1,909,681) Financial Income Inflation adjustment - gains 1,583,694 1,751,768 90,924 255,790 Income on financial investments 377,524 894,556 123,201 398,379 Interest income 40,129 235,185 19,421 150,216 PIS and COFINS (94,189) (133,862) (13,380) (40,719) Other - 93 93 Total financial income 1,907,158 2,747,647 220,259 763,759 SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Financial, net before exchange rate changes 1,048,905 429,162 (463,891) (1,145,922) Exchange rate changes Exchange rate changes on borrowings and financing 457,066 535,462 (102,225) (311,945) Gains (losses) with derivative financial instruments (906,249) (1,076,165) 41,537 133,154 Exchange rate changes on assets 107,376 107,375 41 44 Other exchange rate changes - (12) 1 (5) Exchange rate changes, net (341,807) (433,340) (60,646) (178,752) Net financial result 707,098 (4,178) (524,537) (1,324,674) The main impact on the 'Inflation adjustments - gains' line item refers to the recognition of R$ 1.4 billion in monetary restatement of registered warrants. 31 Other operating income (expenses), net Individual July to September 2025 January to September 2025 July to September 2024 January to September 2024 Other operating income, net 1,441 62,432 17,520 41,991 Other operating expenses (56,405) (69,958) (187,207) (197,780) Other operating revenue (expenses), net (54,964) (7,526) (169,687) (155,789) Consolidated July to September 2025 January to September 2025 July to September 2024 January to September 2024 Other operating income, net 2,101 63,093 17,521 41,991 Other operating expenses (56,405) (69,958) (187,206) (197,782) Other operating revenue (expenses), net (54,304) (6,865) (169,685) (155,791) Other operating income includes revenue from the sale of property, plant and equipment, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of PIS and Cofins. Other operating expenses usually include the derecognition of concession assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses on operational assets and asset indemnification. SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated 32 Commitments The Company has agreements to manage and maintain its activities and to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of September 30, 2025 are as follows: 1 Year 1-3 years 3-5 years More than 5 years Total Contractual obligations – Expenses 3,307,529 2,890,659 1,599,242 4,051,064 11,848,494 Contractual obligations - Investments 15,887,405 8,549,344 1,700,672 577,746 26,715,167 Total 19,194,934 11,440,003 3,299,914 4,628,810 38,563,661 33 Supplemental cash flow information Individual Consolidated January to September 2025 January to September 2024 January to September 2025 January to September 2024 Total additions to property, plant and equipment (Note 16 (b)) 115,332 62,737 115,332 62,737 Total additions to contract assets (Note 13) 10,306,224 3,972,218 10,311,786 3,976,081 Total additions to intangible assets (Note 14 (b)) 3,206 2,850,443 3,206 2,850,443 Items not affecting cash (see breakdown below) (768,316) (939,697) (768,316) (939,784) Total additions to intangible and contract assets according to the statement of cash flows 9,656,446 5,945,701 9,662,008 5,949,477 Investments and financing operations affecting intangible assets but not cash: Interest capitalized in the period (Note 13 (a)) 683,923 439,779 683,923 439,779 Contractors payable - 250,627 - 250,627 Performance agreement 83,852 72,205 83,852 72,205 Right of use 541 84,048 541 84,048 Construction margin (Note 27) - 93,038 - 93,125 Total 768,316 939,697 768,316 939,784 34 Events after the reporting period EMAE –Purchase and Sale Agreement On October 5, 2025, the Company entered into purchase and sale agreements with: SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated (i) Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda., as trustee, representing the joinder of debenture holders of the First Issue of Non-Convertible Secured Debentures with Additional Personal Guarantee, in a Single Series, for Private Distribution, of Phoenix Água e Energia S.A. for the acquisition, by the Company or through a subsidiary, of 74.9% of the common shares issued by Empresa Metropolitana de Águas e Energia S.A. (EMAE), for a price per share of R$ 59.33 and; (ii) Centrais Elétricas Brasileiras S.A. Eletrobras (Eletrobras), for the acquisition, by the Company or through a subsidiary, of 66.8% of the preferred shares issued by EMAE, for a price per share of R$ 32.07. The transactions were negotiated separately with the respective counterparties and the consummations are subject to approvals by the respective regulatory and antitrust authorities, among other conditions precedent. After consummation of said transactions, the Company will hold shares representing 70.1% of EMAE's total capital at a total cost of R$ 1,131,460 thousand. This acquisition is a strategic milestone for the Company, bringing benefits on two complementary fronts: • Water Security: the integration of the Guarapiranga and Billings systems will allow greater flexibility in the management of water resources in the Metropolitan Region of São Paulo, expanding the water supply security and enhancing the multiple uses of these springs; and • Electrical Assets: EMAE has a portfolio of electrical assets with solid cash generation, supported by long-term revenue contracts indexed to inflation, which contributes to financial stability and sustainable value generation. By combining water security with energy potential, the acquisition expands the synergy between the Company's businesses and consolidates a more robust base to face the challenges of climate change and growing demand for essential services. 37th Debenture Issue On October 24, 2025, the Company approved the 37th issue of non-convertible unsecured debentures, in up to 2 series, for public distribution, under the automatic registration procedure, intended for professional investors, pursuant to CVM Resolution No. 160, dated July 13, 2022, as amended, in the total amount of R$ 5,000,000. The Offer will be intended exclusively for professional investors, pursuant to articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended, and the process of structuring the Offer and distributing the Debentures will be conducted by financial institutions that are part of the securities distribution system, under firm placement commitment. JICA Financing On October 30, 2025, the Company entered into a new agreement with the Japan International Cooperation Agency (JICA) to obtain financing in the total amount of Yen 30 billion (approximately R$ 1.05 billion. The financing will have a twelve-year term and will be used to accelerate the Company’s universalization goals. Incorporation of Wholly-Owned Subsidiary – Concessionária SABESP URAE-1 On October 17, 2025, a wholly-owned subsidiary of SABESP was incorporated: Concessionária SABESP URAE-1 S.A. (“SABESP URAE-1”), whose corporate purpose is to provide basic sanitation services, aiming at the universalization of water supply and sewage services within its area of operation in the State of São Paulo. The company is currently non-operational. SABESP Notes to the Interim Financial Information for the Period ended September 30, 2025 In thousands of reais, unless otherwise stated Additionally, the subscription of SABESP URAE-1’s share capital was approved in the total amount of R$ 1, through the issuance of 1,000 (one thousand) registered common shares with no par value, priced at R$ 1 (one Real) each, all of which were fully subscribed by SABESP. São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 6º ao 9º andar - Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br Uma empresa-membro da Ernst & Young Global Limited A free translation from Portuguese into English of independent auditor’s review report on quarterly information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) Independent auditor’s review report on quarterly information To the Shareholders and Executive Board of Companhia de Saneamento Básico do Estado de São Paulo - SABESP Introduction We have reviewed the accompanying individual and consolidated interim financial information contained in the Quarterly Information Form (ITR) of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) for the quarter ended September 30, 2025, which comprises the statement of financial position as of September 30, 2025 and the related statements of profit or loss and of comprehensive income for the three and nine-month periods then ended and of changes in equity and of cash flows for the nine month period then ended, including the explanatory notes. The executive board is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 Interim Financial Reporting, and IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) (currently referred by the IFRS Foundation as “IFRS Accounting Standards”), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review. Scope of review We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion on the individual and consolidated interim financial information Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Uma empresa-membro da Ernst & Young Global Limited Other matters Audit and review of corresponding figures The individual and consolidated financial statements of the Company for the year ended December 31, 2024, and the individual and consolidated interim financial information for the period ended September 30, 2024, were audited and reviewed, respectively, by another independent auditor, who issued reports dated March 24, 2025, and November 11, 2024, without modification opinion and conclusion, respectively. Statements of value added The abovementioned quarterly information includes the individual and consolidated statement of value added (SVA) for the nine-month period ended September 30, 2025, prepared under the Company management’s responsibility and presented as supplementary information under IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if their format and content are in accordance with the criteria set forth by Accounting Pronouncement CPC 09 Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in accordance with the criteria set forth by this standard and consistently with the overall individual and consolidated interim financial information. São Paulo, November 10, 2025. ERNST & YOUNG Auditores Independentes S/S Ltda. CRC SP-034519/O Original report in Portuguese signed by Uilian Dias Castro de Oliveira Accountant CRC SP-223185/O Reports and Statements / Executive Officers’ Statement on the Financial Statements Executive Officers’ Statement on the Quarterly Information STATEMENT The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item VI of CVM Resolution 80, of March 29, 2022, that: They reviewed, discussed, and agreed with the quarterly information for the period ended September 30, 2025. São Paulo, November 10, 2025. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Carlos Augusto Leonel Piani CEO Daniel Szlak Chief Financial and Investor Relations Officer Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm STATEMENT The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item V of CVM Resolution 80, of March 29, 2022, that: They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the quarterly information for the period ended September 30, 2025. São Paulo, November 1o, 2025. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Carlos Augusto Leonel Piani CEO Daniel Szlak Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 11, 2025

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.